

永亨銀行
WING HANG BANK, LTD.

03 MAY 23 AM 7:21

BY REGISTERED MAIL

23rd May, 2003

EXEMPTION FILE #12g3-2(b)



03022484

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

SUPPL

Re: Wing Hang Bank, Ltd. (Ref.: 82-3629)
<u>Information Exemption File #12g3-2(b)</u>

On behalf of Wing Hang Bank, Limited, a company incorporated in Hong Kong, I am furnishing herewith the below listed document pursuant to Rules 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

- Annual Report 2002 with proxy form
- Circulars to shareholders dated 2nd April, 2003
- Press announcements dated 30th January, 2003, 13th March, 2003 and 24th April, 2003
- Annual Return dated 24th April, 2003

PROCESSED
JUN 19 2003
THOMSON FINANCIAL

Yours very truly,
WING HANG BANK, LTD.

Louis C W Ho
Director and Secretary

Encl.

FF1082 160000 5/2000

161 QUEEN'S ROAD CENTRAL, HONG KONG
TEL: 2852 5111 FAX: 2541 0036

EXEMPTION FILE
#12g3-2(b)



Companies Registry
公司註冊處

03 MAY 29 AM 7:21

Form 表格 AR1

Annual Return
周年申報表

Company Number 公司編號

5929

1 Company Name 公司名稱

Wing Hang Bank, Limited

(Note 註 2) 2 Business Name 商業名稱

N/A

3 Type of Company 公司的類別 *Please tick appropriate box 請在適當空格內加 ✓ 號*

☐ Private 私人 ☑ Others 其他

(Note 註 3) 4 Address of Registered Office 註冊辦事處地址

161 Queen's Road Central, Hong Kong

(Note 註 4) 5 Date of Return 本申報表日期

24	4	2003
DD 日	MM 月	YYYY 年

which is 該日期爲

☑ Date of AGM 周年大會日期

☐ Anniversary Date of Incorporation 成立爲法團周年日期

Please tick appropriate box 請在適當空格內加 ✓ 號

6 Mortgages and Charges 按揭及押記

Total Amount outstanding at the date of this Return on all mortgages and charges which should be registered with the Registrar of Companies
截至本申報表日期，一切須向公司註冊處處長登記的按揭及押記的未償還總額

Nil

Presentor's Name and Address
提交人的姓名及地址

Wing Hang Bank, Limited
7th Floor, 161 Queen's Road Central
Hong Kong

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

20/05/2003 AR13626
CR No. : -005929-
Sh. Form : AR1
27 $140.0
TOTAL(CSH) $140.0

Amendment No. 1/97 to Specification No. 1/97
指明編號第1/97號的修訂編號第1/97號

Annual Return
周年申報表

Date of Return 本申報表日期

24	4	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號: 5929

(Note 註 5) 7 **Share Capital** 股本 (As at the date of this Return 截至本申報表日期)

	Authorised Share Capital 法定股本	Issued Share Capital 已發行股本		
Class of Shares 股份類別	Total Nominal Value 總面值	No. of Shares Issued 已發行股份數目	Total Nominal Value of Shares Issued 已發行股份的總面值	Total Paid up Value of Shares Issued 已發行股份的已繳股款總值
Ordinary	450,000,000	293,560,500	$293,560,500	$293,560,500
Total 總值	450,000,000	293,560,500	$293,560,500	$293,560,500

Enter below any changes to the structure of the company's share capital since the date of the last Return.
如公司股本的結構由上一份申報表日期以來曾經變動，請在下面填寫詳情。

Class of Shares 股份類別	Change 變動情況
Ordinary	Allotment of 102,000 shares on 9th April, 2003

(Note 註 6) 8 **Past and Present Members** 過去及現在的成員 *Please tick appropriate box 請在適當空格內加 ✓ 號*

For company with a share capital 有股本的公司

1 ☐ There have been no changes since the Annual Return for _____ .
由遞交 _____ 年度周年申報表以來，成員並無任何變動。

OR 或

2 ☑ A full list of members is enclosed (use Schedule 1).
隨附成員的詳細名單（使用附表一）。

For company without a share capital 無股本的公司

3 ☐ The number of members at the date of this Return is _____ .
於申報表日期的成員數目是 _____ 人。

Annual Return
周年申報表

Date of Return 本申報表日期

24	4	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號

5929

(Note 註 7) **9 Secretary 秘書** *(Use Continuation Sheet A if joint secretaries 如屬聯名秘書，請用續頁A填寫)*

Name 姓名

Ho	Chi Wai, Louis
Surname 姓氏	Other names 名字

N/A	N/A
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址: E2, 6/F., 43 Stubbs Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

D137860(1)	N/A
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

N/A	N/A
Number 號碼	Issuing Country 簽發國家

(Note 註 7) **10 Directors 董事** *(Use Continuation Sheet B if more than 3 directors 如超過三名董事，請用續頁B填寫)*

1 Name 姓名

Cheng	Hon Kwan
Surname 姓氏	Other names 名字

N/A	N/A
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址: 2/F., 20 Broom Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

A181391(1)	N/A
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

N/A	N/A
Number 號碼	Issuing Country 簽發國家

Capacity 身份* ☑ Director 董事 ☐ Alternate Director to 替代董事

** Please tick the relevant box(es) 請在有關空格內加 ✓ 號*

Annual Return
周年申報表

Date of Return 本申報表日期

24	4	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號: 5929

10 Directors 董事 (cont'd 續上頁)

2 Name 姓名

Surname 姓氏	Other names 名字
Fung	Yuk Bun, Patrick

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: Flat F1, 21/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A692872(5)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份* ☑ Director 董事 ☐ Alternate Director to 替代董事

3 Name 姓名

Surname 姓氏	Other names 名字
Fung	Yuk Sing, Michael

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: E2, 21/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A863460(5)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份* ☑ Director 董事 ☐ Alternate Director to 替代董事

** Please tick the relevant box(es) 請在有關空格內加 ✓ 號*

Annual Return
周年申報表

Date of Return 本申報表日期

24	4	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號

5929

Note 註 8) **11 Registers** Address where the company's registers are kept (if not the same address as in Section 4)
登記冊 公司備存登記冊的地址（如並非備存於第4項的註冊辦事處內）

Register 登記冊	Address 地址
N/A	

Note 註 9) **12 Period Covered by Accounts Enclosed** 隨附帳目所涵蓋的會計結算始末日期
(Except for Private Companies Limited by Shares 私人股份有限公司除外)

1	1	2002	To 至	31	12	2002
DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年

Note 註 10) **13 Certificate** 證明書

(a) I certify that the information given in this Return (including 4 pages of Continuation Sheets and 1 pages of Schedules) is true to the best of my knowledge and belief.
據本人所知及至誠相信，謹此證明本申報表內的資料（包括 ______ 張續頁及 ______ 張附表）真確無訛。

* (b) ~~I certify that the company has not, since the date of the last Annual Return issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 at the date of this Return, the excess are persons who under Section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.~~
~~本人證明公司由上一份周年申報表日期以來，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證，同時如成員數目於申報表日期超過五十，則根據公司條例第29(1)(b)條所超出的成員不包括在所計算的五十名額內。~~

* Only relevant to private companies. Delete if not applicable.
* 僅與私人公司有關。如不適用，請刪去。

Signed 簽名 :

(Name 姓名) : (Ho Chi Wai, Louis)
Director董事 / Secretary秘書 *

Date日期 : 20th May, 2003

** Delete whichever does not apply 請刪去不適用者*



...anies Registry
...司註冊處

Form 表格 **AR1**

Annual Return
周年申報表
(Schedule 1 附表一)

Date of Return 本申報表日期

24	4	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號

5929

Details of Members 成員詳情

(See Section 7 of the main form for details of any change to the structure of the Company's Share Capital since the date of the last Return)
(關於由上一份申報表日期以來公司股本結構的任何變動詳情，請參閱表格第7項)

Share Class 股份類別 **Ordinary**

Name 姓名	Address 地址	Shares 股份			Remarks 備註
		Current Holding (Note 1) 現時持有量 (註1)	Transferred 轉讓 (Note 2 註2)		
			Number 數目	Date 日期	
	As per attached CD-ROM				
	Total 總數	293,560,500			

Notes 註：

1. The total shares in the 'Current Holding' for each class of share must agree with the total for that class in Section 7 of the Return.
每類別股份的「現時持有量」總數必須與申報表第7項所填該類別的總數相符。
2. The number of shares transferred since the last Return should be shown for each existing or ex-member.
應說明每名現任成員或前任成員由上次申報以來所轉讓的股份數目。



Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁B)

Date of Return 本申報表日期

24	4	2003
DD日	MM月	YYYY年

Company Number 公司編號: 5929

Details of Directors (Section 10 of main form) 董事詳情（表格第10項）

1 Name 姓名

Surname 姓氏	Other names 名字
Griffith	Alan Richard

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: 240 Central Part South Apartment 5R, New York, New York 10019, U.S.A.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
N/A	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
111230572	U.S.A.

Capacity 身份* ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字
Ho	Chi Wai, Louis

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: E2, 6/F., 43 Stubbs Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D137860(1)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份* ☑ Director 董事 ☐ Alternate Director to 替代董事

** Please tick the relevant box(es) 請在有關空格內加 ✓ 號*



Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁B)

Date of Return 本申報表日期

24	4	2003
DD日	MM月	YYYY年

Company Number 公司編號: 5929

Details of Directors (Section 10 of main form) 董事詳情（表格第10項）

1 Name 姓名

Surname 姓氏	Other names 名字
Ho	Soo Ching

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: 16 Holland Green, Singapore 276139

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
N/A	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
S2508683Z	Singapore

Capacity 身份*: ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字
Lau	Hon Chuen, Ambrose

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: Flat 80, Mount Nicholson Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
B984222(0)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份*: ☑ Director 董事 ☐ Alternate Director to 替代董事

* *Please tick the relevant box(es)* 請在有關空格內加 ✓ 號



Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁B)

Date of Return 本申報表日期

24	4	2003
DD日	MM月	YYYY年

Company Number 公司編號: 5929

Details of Directors (Section 10 of main form) 董事詳情（表格第10項）

1 Name 姓名

Surname 姓氏	Other names 名字
Lee	Kwok Yin, Simon

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: Suite 4607, The Atrium, Pacific Place, 88 Queensway, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
A724363(7)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份*: ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字
Lopian	Kenneth Augustine

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: 8 Redman Farm Road, Mendham NJ, 07945-3228 U.S.A.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
N/A	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
110619876	U.S.A.

Capacity 身份*: ☑ Director 董事 ☐ Alternate Director to 替代董事

** Please tick the relevant box(es) 請在有關空格內加 ✓ 號*



Companies Registry
公司註冊處

Form 表格 **AR1**

Annual Return
周年申報表
(Continuation Sheet B 續頁B)

Date of Return 本申報表日期

24	4	2003
DD日	MM月	YYYY年

Company Number 公司編號: 5929

Details of Directors (Section 10 of main form) 董事詳情（表格第10項）

1 **Name 姓名**

Surname 姓氏	Other names 名字
Ranieri	Michael J.

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: B58, 27/F., Repulse Bay Apartment, 101 Repulse Bay Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
K446094(4)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份* ☑ Director 董事 ☐ Alternate Director to 替代董事

2 **Name 姓名**

Surname 姓氏	Other names 名字
Wang	Frank John

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
N/A	N/A

Address 地址: Flat B, 45/F., Block 3, Tregunter Tower, No. 14 Tregunter Path, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
P901893(3)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Capacity 身份* ☑ Director 董事 ☐ Alternate Director to 替代董事

** Please tick the relevant box(es) 請在有關空格內加 ✓ 號*

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

EXEMPTION FILE
#12g3-2(b)



WING HANG BANK, LIMITED

(Incorporated in Hong Kong with limited liability)

Registered Office:
161 Queen's Road Central
Hong Kong

03 MAY 29 AM 7:21

Directors:
Dr Patrick Y B Fung *(Chairman and Chief Executive)*
The Hon Ambrose H C Lau, GBS, JP*
Dr Cheng Hon Kwan, GBS, JP*
Mr Simon K Y Lee, JP*
Mr Michael J Ranieri
Mr Michael Y S Fung *(Executive Director)*
Mr Louis C W Ho *(Executive Director)*
Mr Ho Soo Ching*
Mr Frank J Wang *(Deputy Chief Executive)*
Mr Alan R Griffith
Mr Kenneth A Lopian

* *Independent non-executive directors*

2nd April, 2003

To the shareholders

Dear Sir or Madam,

PROPOSAL RELATING TO GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES OF THE BANK

INTRODUCTION

The purpose of this document is to seek your approval of proposal to grant general mandates to the directors of Wing Hang Bank, Limited ("the Directors") to issue shares and to repurchase shares of Wing Hang Bank, Limited ("the Bank") and to provide you with information in connection with such proposal. Your approval will be sought at the forthcoming annual general meeting of the Bank to be held on Thursday, 24th April, 2003 ("Annual General Meeting").

GENERAL MANDATE TO ISSUE SHARES AND TO REPURCHASE SHARES

At the annual general meeting of shareholders of the Bank held on 25th April, 2002 approval was given by shareholders for the granting of, inter alia, a general mandate to the Directors to repurchase shares of the Bank on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") up to 10% of the issued share capital of the Bank at the date of passing the relevant resolution and to add the number of shares repurchased to the general mandate granted to the Directors to issue additional shares up to 20% of the aggregate nominal amount of the issued share capital of the Bank at the date of passing the relevant resolution.

In accordance with the terms of the approval, these general mandates will shortly expire on 24th April, 2003 upon the conclusion of the forthcoming Annual General Meeting of the Bank to be held on that day. To keep in line with current corporate practice, resolutions will be proposed to renew these mandates and the explanatory statement required by the Listing Rules (the "Explanatory Statement") to be sent to shareholders in connection with the proposed share repurchase mandate are set out in the Appendix to this document.

ACTION TO BE TAKEN

At the forthcoming Annual General Meeting, ordinary resolutions, among others, will be proposed to:-

(i) grant the Directors a general mandate to repurchase on the Stock Exchange shares representing up to 10% of the issued share capital of the Bank as at the date of the resolution until the next Annual General Meeting or such earlier period as stated in the ordinary resolution;

(ii) grant the Directors a general mandate to allot, issue and deal with additional shares with an aggregate nominal value not exceeding 20% of the aggregate nominal amount of the issued share capital of the Bank as at the date of the resolution until the next Annual General Meeting or such earlier period as stated in the ordinary resolution; and

(iii) extend the general mandate which will be granted to the Directors to allot, issue and deal with additional shares by adding to it the number of shares repurchased after the granting of the general mandate to repurchase shares.

RECOMMENDATION

Your Directors consider that these general mandates are in the interests of the Bank and its shareholders and accordingly recommend that all shareholders vote in favour of the resolutions at the forthcoming Annual General Meeting of the Bank.

Yours faithfully,
Patrick Y B Fung
Chairman and Chief Executive

APPENDIX

The following is the Explanatory Statement required to be sent to shareholders under the Listing Rules in connection with the proposed general mandate for repurchase of shares and also constitutes the Memorandum required under section 49BA of the Companies Ordinance:-

(i) At the forthcoming Annual General Meeting a resolution will be proposed that the Directors be given a general mandate to exercise all powers of the Bank to repurchase on the Stock Exchange fully paid-up ordinary shares of HK$1.00 each in the capital of the Bank representing up to a maximum of 10% of the share capital of the Bank in issue on the date the resolution is passed ("the Repurchase Mandate"). Based on the 293,458,500 shares of HK$1.00 each in the Bank ("Shares") in issue as at 28th March, 2003 (the latest practicable date prior to the printing of this document), the Bank will therefore be allowed under the mandate to repurchase a maximum of 29,345,850 Shares.

(ii) Although the Directors have no present intention of repurchasing any Shares, they believe that the flexibility afforded by the Repurchase Mandate will be beneficial to the Bank and its shareholders. Trading conditions on the Stock Exchange have sometimes been volatile in recent years and if there are occasions in the future when depressed market conditions arise and Shares are trading at a discount to their underlying value, the ability of the Bank to repurchase Shares will be beneficial to those shareholders who retain their investment in the Bank since their percentage interests in the assets of the Bank will increase in proportion to the number of Shares repurchased by the Bank. Furthermore, the Directors' exercise of the mandate granted under the Repurchase Mandate may lead to an increased volume of trading in Shares on the Stock Exchange.

(iii) The Directors propose that repurchases of Shares under the Repurchase Mandate will be financed from the available cash flow or working capital facilities of the Bank and its subsidiaries. In repurchasing Shares, the Bank may only apply funds legally available for such purpose in accordance with the Memorandum and Articles of Association of the Bank and the laws of Hong Kong.

(iv) There may be material adverse impact on the working capital or gearing position of the Bank (as compared with the position disclosed in its most recent published audited accounts for the year ended 31st December, 2002) in the event that the proposed share repurchases are to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as will, in the circumstances, have a material adverse effect on the working capital requirements of the Bank or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Bank.

(v) There are no Directors or (to the best of the knowledge of the Directors, having made all reasonable enquiries) any associates (as defined in the Listing Rules) of the Directors of the Bank who have a present intention, in the event that the Repurchase Mandate is granted by shareholders, to sell Shares to the Bank.

(vi) The Directors have undertaken to the Stock Exchange to exercise the power of the Bank to make purchases pursuant to the Repurchase Mandate in accordance with the Listing Rules and the laws of Hong Kong.

(vii) If as a result of a share repurchase a shareholder's proportionate interest in the voting rights of the Bank increase, such increase will be treated as an acquisition for purposes of Rule 32 of the Hong Kong Code on Takeovers and Mergers ("Takeovers Code"). As a result a shareholder, or group of shareholders acting in concert, could obtain or consolidate control of the Bank and become obliged to make a mandatory offer in accordance with Rule 26 and 32 of the Takeovers Code. However having regard to the shareholdings, as disclosed under "Substantial Shareholders' Interests" under page 24 of the 2001 Annual Report, remaining unchanged, the Directors are not aware of any consequences which will arise under the Takeovers Code as a consequence of any purchases pursuant to the Repurchase Mandate.

(viii) No purchases have been made by the Bank of its Shares in the six months prior to the date of this document.

(ix) No connected persons of the Bank (as defined in the Listing Rules) have notified it of a present intention to sell Shares of the Bank to the Bank and no such persons have undertaken not to sell any such Shares to the Bank in the event that the Repurchase Mandate is granted by shareholders.

(x) The highest and lowest prices at which Shares had traded on the Stock Exchange in each of the previous twelve months were as follows:-

	Highest HK$	Lowest HK$
April 2002	28.55	26.20
May 2002	29.40	27.40
June 2002	28.10	25.05
July 2002	27.45	24.00
August 2002	27.90	24.20
September 2002	27.00	25.20
October 2002	25.95	23.20
November 2002	25.30	23.80
December 2002	25.75	24.05
January 2003	26.10	25.00
February 2003	26.90	25.60
March 2003 (up to 28th March 2003 being the latest practicable date)	27.55	25.75

香港聯合交易所有限公司對本文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



永亨銀行有限公司

（於香港註冊成立之有限公司）

註冊辦事處：
香港皇后大道中一六一號

董事：
馮鈺斌博士 *（董事長兼行政總裁）*
劉漢銓太平紳士 GBS *
鄭漢鈞博士 GBS, JP *
李國賢太平紳士 *
任宜正先生
馮鈺聲先生 *（執行董事）*
何志偉先生 *（執行董事）*
何子珍先生 *
王家華先生 *（副行政總裁）*
Mr Alan R Griffith
Mr Kenneth A Lopian

**獨立非執行董事*

敬啟者：

有關本銀行發行股份及購回股份之一般性授權之建議

緒言

本文件旨在徵求　閣下批准有關授予永亨銀行有限公司（「本銀行」）董事會（「董事會」）發行股份及購回股份之一般權力之建議及向　閣下提供有關此等建議之資料。本銀行將於二零零三年四月二十四日（星期四）召開之股東週年大會（「股東週年大會」）上提請批准此等建議。

發行股份及購回股份之一般性授權

於二零零二年四月二十五日舉行之本銀行股東週年大會上，股東已批准授予董事會一般權力，可在香港聯合交易所有限公司(「聯交所」)購回最多不超過於有關決議案通過之日本銀行已發行股本百分之十之股份，以及在發行最多不超過於有關決議案通過之日本銀行已發行股本總面值百分之二十之額外股份以外，加上購回股份之股份數目。

根據該項批准之條款，此等一般性授權即將於二零零三年四月二十四日本銀行下屆股東週年大會結束時屆滿。為求與現行公司慣例一致，本銀行將提呈議案重新作此等授權，而按照上市規則規定須就建議之購回股份決議案寄發予股東之説明函件(「説明函件」)載於本文件之附錄。

應採取之行動

下列之普通決議案即將於股東週年大會上與其他議案一併提呈：

(i) 授予董事會一般權力在聯交所購回不超過於本決議案通過之日至下屆股東週年大會或普通決議案所述之任何較早期間，本銀行已發行股本總面值百分之十之股份；

(ii) 授予董事會一般權力配發、發行及處理不超過於本決議案通過之日至下屆股東週年大會或普通決議案所述之任何較早期間，本銀行已發行股本總面值百分之二十之額外股份；及

(iii) 擴大授予董事會配發、發行及處理額外股份之一般權力，即加入獲授權購回股份而購回之股份數目。

推薦意見

董事會認為此等一般性授權符合本銀行及其股東之最佳利益，因此推薦各股東於股東週年大會上投票贊成有關之決議案。

此致

列位股東　台照

董事長兼行政總裁
馮鈺斌　謹啟

二零零三年四月二日

附錄

以下為根據上市規則規定須就購回股份之一般性授權建議寄予股東之說明函件及根據公司條例第49BA條規定而發出的備忘錄：

(i) 本銀行於將屆之股東週年大會上，提呈一項決議案，以賦予本銀行董事會一般性權力，可行使本銀行之一切權力，在聯交所購回本銀行股本中不超過在決議案通過之日本銀行已發行股本百分之十之每股面值1.00港元之繳足普通股（「購回授權」）。按本銀行於二零零三年三月二十八日（本通函付印前之最後實際可行日期）已發行之每股面值1.00港元普通股（「股份」）293,458,500股計算，本銀行根據此項授權可購回最多不超過29,345,850股之股份。

(ii) 儘管董事會現無意購回任何股份，彼等相信購回授權所賦予之靈活性將對本銀行及其股東均甚為有利。由於近年在聯交所之交投情況偶爾反覆，故日後市況若陷於低潮而股份以低於其基本價值之價格買賣時，本銀行能夠購回股份將對擬保留其於本銀行之投資之股東有利，因為此等股東佔本銀行資產權益之百分比將按本銀行購回股份數目之比例而增加。此外，董事會行使購回授權將可增加股份在聯交所之成交量。

(iii) 董事會建議根據購回授權購回股份所需之款項將由本銀行及其附屬公司之可用現金或營運資金融資支付。根據本銀行之公司組織章程大綱及細則以及香港法例之規定，本銀行用以支付購回股份之款項須來自可合法用於購回股份之資金。

(iv) 倘購回授權於建議中之購回期間任何時間全部行使，對本銀行之營運資金或資產負債狀況（與本銀行最新刊發之年報所載截至二零零二年十二月三十一日經審核綜合賬目所披露之狀況比較）可能會產生重大之不利影響。然而，董事會並不擬建議在行使購回證券授權會對本銀行之營運資金規定或董事會所不時認為對本銀行而言屬適當之資產負債水平產生重大不利影響之情況下行使購回授權。

(v) 本銀行之董事或（就董事會所知及經進行一切合理查詢後）彼等之聯繫人士（按上市規則之定義）現時概無意在購回授權獲股東批准後出售股份予本銀行。

(vi) 董事會已向聯交所承諾，將根據上市規則及香港法例，並按照購回授權之規定，行使本銀行購回股份的權力。

(vii) 倘若股份購回導致股東在本銀行的投票權上所佔權益比例增加，根據香港公司收購及合併守則（「收購守則」）第32條所載，該項增加將被視作增購股份。股東或一致行動的股東因而取得本銀行的控制權或鞏固對本銀行的控制權，須遵守收購守則第26及32條，作出強制收購。然而就二零零一年年報第24頁所述主要股東權益之持股量並無任何改變，董事會並未知悉，如因行使購回授權而購買股份後，會引致收購守則之規定下之任何後果。

(viii) 於本文件之刊發日期前六個月內，本銀行並無購買本身股份。

(ix) 本銀行並無獲其關連人士（按上市規則之定義）知會彼等現擬出售本銀行股份予本銀行，該等人士亦無承諾，倘購回授權獲股東批准後，彼等不會出售任何該等股份予本銀行。

(x) 本銀行股份過去十二個月期間每月在聯交所之最高及最低買賣價如下：

		最高 港元	最低 港元
二零零二年：	四月	28.55	26.20
	五月	29.40	27.40
	六月	28.10	25.05
	七月	27.45	24.00
	八月	27.90	24.20
	九月	27.00	25.20
	十月	25.95	23.20
	十一月	25.30	23.80
	十二月	25.75	24.05
二零零三年：	一月	26.10	25.00
	二月	26.90	25.60
	三月（至二零零三年三月二十八日即最後實際可行日期）	27.55	25.75

EXEMPTION FILE
#12g3-2(b)

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Wing Hang Bank, Limited, you should at once hand this circular with the accompanying form of proxy to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.


WHB

WING HANG BANK, LIMITED

(Incorporated in Hong Kong with limited liability)

03 MAY 29 AM 7:21

PROPOSED TERMINATION OF THE EXISTING SHARE OPTION SCHEME, PROPOSED ADOPTION OF A NEW SHARE OPTION SCHEME

A notice convening an annual general meeting of the Bank to be held on Thursday, 24th April, 2003 at 3:30 p.m. at the Bank's Reception Hall, 18th Floor, Wing Hang Bank Building, No.161 Queen's Road Central, Hong Kong proposing, inter alia, ordinary resolutions relating to termination of the Existing Share Option Scheme and adoption of a New Share Option Scheme of the Bank, will be sent to you under cover of the Annual Report of the Bank for the year 2002. Whether or not you are able to attend the meeting in person, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon and deposit the same as soon as possible and in any event not later than 48 hours before the time of the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting or any adjournment thereof should you so wish.

2nd April, 2003

CONTENTS

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Bank and its subsidiaries. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Annual General Meeting"	the annual general meeting of the Bank to be convened and held on Thursday, 24th April, 2003 at 3:30 p.m. at the Bank's Reception Hall, 18th Floor, Wing Hang Bank Building, No.161 Queen's Road Central, Hong Kong proposing, inter alia, ordinary resolutions relating to termination of the Existing Share Option Scheme and adoption of a New Share Option Scheme of the Bank and any adjournment thereof
"associates"	has the meaning ascribed to it under the Listing Rules
"Auditors"	the Auditors for the time being of the Bank
"Bank"	Wing Hang Bank, Limited, a Bank incorporated in Hong Kong with limited liability, the Shares of which are listed on the main board of the Hong Kong Stock Exchange
"Board"	the board of Directors
"business day"	any day on which the Hong Kong Stock Exchange is open for the business of dealing in securities
"Companies Ordinance"	the Companies Ordinance Chapter 32 of the laws of Hong Kong (as amended replaced or re-enacted from time to time)
"connected person(s)"	has the meaning ascribed to it under the Listing Rules
"control"	the power of a person to secure:– (i) by means of the holding of shares or other securities or the possession of voting power in or in relation to the relevant body corporate or any other body corporate; or (ii) by virtue of any powers conferred by the bye-laws, articles of association or other constitutional document regulating the relevant body corporate or any other body corporate that the affairs of the first-mentioned body corporate are conducted in accordance with the wishes of such person
"Date of Grant"	the date on which an Option Certificate is issued as provided in paragraph (6)
"Director(s)"	director(s) of the Bank

DEFINITIONS

"Existing Scheme"	the existing share option scheme of the Bank adopted pursuant to a resolution of an Extraordinary General Meeting of the Shareholders of the Bank passed on 9th June, 1993
"Option Certificate"	a certificate issued to an Eligible Participant upon the grant of any option to him
"Option Holder"	the holder for the time being of an option
"Option Period"	in respect of any option, the period commencing on the first anniversary of the Date of Grant of such option and expiring at the close of business on the tenth anniversary of the Date of Grant in respect of such option
"Group"	the Bank and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong Stock Exchange"	the Stock Exchange of Hong Kong Limited
"Latest Practicable Date"	28th March, 2003 being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
"New Scheme"	the new share option scheme proposed to be adopted by the Bank at the Annual General Meeting for the benefit of the employees and directors of the Bank and its subsidiaries and other Eligible Participants as prescribed thereunder
"Proposal"	the termination of the Existing Scheme, the adoption of the New Scheme and the grant of a general mandate to the Directors to grant options under the New Scheme of, upon the exercise of which shall not exceed (when aggregating with the Shares which may be issued upon exercise of all options to be granted under any other schemes excluding the option granted under the Existing Scheme) 5% of the Shares in issue of the Bank at the date of the approval of the New Scheme
"Registrars"	Computershare Hong Kong Investor Services Limited of Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong

"Relevant Event"	any variation in the issued share capital of the Bank which arises or may arise immediately following the commencement of the Scheme Period from any reduction of share capital or sub-division or consolidation of share capital or the issue of the shares in or other securities of the Bank by way of capitalization of profits or reserves or by way of rights under an offer made pro rata to Shareholders
"Share(s)"	ordinary share(s) of HK$1.00 each in the share capital of the Bank
"Shareholder(s)"	holder(s) of the Shares
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent.


WHB

WING HANG BANK, LIMITED

(Incorporated in Hong Kong with limited liability)

Directors:
Dr Patrick Y B Fung *(Chairman and Chief Executive)*
The Hon Ambrose H C Lau, GBS, JP*
Dr Cheng Hon Kwan, GBS, JP*
Mr Simon K Y Lee, JP*
Mr Michael J Ranieri
Mr Michael Y S Fung *(Executive Director)*
Mr Louis C W Ho *(Executive Director)*
Mr Ho Soo Ching*
Mr Frank J Wang *(Deputy Chief Executive)*
Mr Alan R Griffith
Mr Kenneth A Lopian

Registered Office:
161 Queen's Road Central
Hong Kong

* *Independent non-executive directors*

2nd April, 2003

To the Shareholders

Dear Sir/Madam,

PROPOSED TERMINATION OF THE EXISTING SHARE OPTION SCHEME, PROPOSED ADOPTION OF A NEW SHARE OPTION SCHEME

INTRODUCTION

The purpose of this circular is to provide you with information regarding the ordinary resolutions to be proposed at the Annual General Meeting. These include ordinary resolutions relating to the Proposal.

Under the Listing Rules, the Bank is required to provide you with information reasonably necessary to enable you to make an informed decision as to whether to vote for or against the resolutions to be proposed at the Annual General Meeting. This circular is prepared for such purpose.

THE PROPOSAL

Existing Share Option Scheme

By a resolution of an Extraordinary General Meeting of the Shareholders of the Bank passed on 9th June, 1993 as amended by an ordinary resolution of an annual general meeting of the shareholders of the Bank passed on 26th April, 2001, the Existing Scheme was adopted. Under the Existing Scheme, the Directors were authorized to grant options to any employees of the Bank, the Group or BANCO WENG HANG, S.A.R.L. who hold the position of manager or any position more senior to that of manager, as the directors may determine (excluding any non-executive director).

Since the adoption of the Existing Scheme, options to subscribe for an aggregate of 1,290,000 Shares have been granted under the Existing Scheme with exercise price ranging from HK$14.83 to HK$26.50 per share. Options to subscribe for 205,000 Shares were exercised and options to subscribe 50,000 shares were lapsed before the Latest Practicable Date. As at the Latest Practicable Date, options granted under the Existing Scheme to subscribe for 1,062,000 Shares, after making allowance for an additional 27,000 Shares being allotted due to a bonus issue of 1 for 5 in May 1997, remained outstanding and would continue to be exercisable in accordance with their terms of grant.

The Directors confirm that with effect from the Latest Practicable Date, they will not further exercise their authorities in granting options under the Existing Scheme and no further option will be granted under the Existing Scheme prior to its termination and the approval of the adoption of the New Scheme at the Annual General Meeting. Upon the adoption of the New Scheme, the Existing Scheme will terminate and no further options may be granted under the Existing Scheme. The outstanding options under the Existing Scheme will remain valid.

Apart from the Existing Scheme, there were not any other share option schemes as at the Latest Practicable Date.

Reasons for the Proposal

Major amendments have been introduced to Chapter 17 of the Listing Rules. These amendments came into effect on 1st September, 2001.

Chapter 17 of the Listing Rules deals with the share option schemes of companies listed on the main board of the Hong Kong Stock Exchange. The amendments introduced, among other things, the expansion of the classes of potential grantees of share options, the relaxation of certain requirements relating to the maximum number of shares comprised in share options that can be granted under the share option schemes of such listed companies and, at the same time, the imposition of new disclosure and approval requirements on such listed companies.

The Existing Scheme will terminate on 9th June, 2003. In this connection, the Board intends to propose to the Shareholders that the Bank should terminate its Existing Scheme and adopt the New Scheme, the terms of which will comply with the amended Chapter 17 of the Listing Rules. The Directors consider that the adoption of the New Scheme is in the interest of the Bank and the Shareholders as a whole because it enables the Bank to reward and provide incentives to, and strengthen the Group's business relationship with, the prescribed classes of participants who may contribute to the growth and development of the Group.

The terms of the New Scheme, in particular, with provisions (i) the minimum period for which an option must be held before it can be exercised is one year after the Date of Grant (ii) no requirements for performance target and (iii) certainty of subscription price, are advantageous to the Eligible Participant and will serve the purpose of the New Scheme.

The New Scheme

Set out in Appendix I to this circular are the principal terms of the New Scheme, under which the maximum number of Shares which may be allotted and issued upon exercise of all options to be granted under the New Scheme and any other schemes (excluding the options granted under the Existing Scheme) must not in aggregate exceed 5% of the Shares in issue of the Bank as at the date of the approval of the New Scheme which may however be refreshed as detailed in paragraph (3) of Appendix I to this circular.

The number of issued shares of the Bank as at the date hereof is 293,458,500 and the maximum number of options to subscribe for shares that can be granted under the New Scheme is 14,672,925.

Conditions of the adoption of the New Scheme

The adoption of the New Scheme is conditional upon, among other matters, (i) the termination of the Existing Scheme by an ordinary resolution at the Annual General Meeting; (ii) the approval by the Shareholders of the New Scheme at the Annual General Meeting and of the allotment and issue of the Shares which may fall to be allotted and issued upon the exercise of the option granted under the New Scheme and (iii) the Listing Committee of the Hong Kong Stock Exchange granting approval for the listing of, and permission to deal in, the Shares which may fall to be allotted and issued upon the exercise of the options granted under the New Scheme up to 5% of the Shares in issue as at the date of the approval of the New Scheme.

Applications will be made to the Listing Committee of the Hong Kong Stock Exchange for the approval of the listing of, and permission to deal in, the Shares, representing a maximum of 5% of the Shares in issue as at the date of the approval of the New Scheme.

Values of all options that can be granted under the New Scheme

The Directors consider that it is not possible to state the value of all options that may be granted pursuant to the New Scheme as if they had been granted on the Latest Practicable Date, because the calculation of the value of the options is based on a number of variables such as the exercise price, exercise period, interest rate, expected volatility and other relevant variables. As options have not been granted under the New Scheme, certain variables are not available for calculating the value of the options. The Directors believe that any calculation of the value of the options as at the Latest Practicable Date based on a great number of speculative assumptions would not be meaningful to the Shareholders.

The value of the options will be stated by the Directors in the letter(s) offering the options to the eligible participant(s) when options are to be granted under the New Scheme. The Bank will use a generally accepted methodology as accepted by the Hong Kong Stock Exchange to calculate the value of the options.

ACTIONS TO BE TAKEN

At the Annual General Meeting, ordinary resolutions will be proposed to approve, among other matters, the following: the termination of the Existing Scheme, the adoption of the New Scheme and the grant of a general mandate to the Directors to grant option up to 5% of the Shares in issue as at the date of the approval of the New Scheme.

Whether or not you are able to attend the Annual General Meeting in person, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon as soon as possible and, in any event not later than 48 hours before the time for the Annual General Meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Annual General Meeting or any adjournment thereof should you so wish.

BOOK CLOSURE

The Registers will be closed from Tuesday, 22nd April, 2003 to Thursday, 24th April, 2003 (both dates inclusive) for the purposes of determining entitlements to vote at the Annual General Meeting.

In order to qualify for exercising the voting rights of Shareholders at the Annual General Meeting, all transfers accompanied by the relevant share certificates must be lodged with the Registrars by no later than 4:00 p.m. on Thursday, 17th April, 2003.

RECOMMENDATION

The Directors believe that the Proposal is beneficial to the Bank and the Shareholders as a whole. In particular, the performance targets (if any) and the subscription price set in accordance with the New Scheme will act as an incentive to the Eligible Participants of the New Scheme to contribute more for the benefits of the Bank.

Accordingly, the Directors recommend Shareholders to vote in favour of the ordinary resolutions approving the Proposal at the Annual General Meeting.

DOCUMENTS AVAILABLE FOR INSPECTION

Copy of the draft rules of the New Scheme will be available for inspection at the registered office of the Bank at No.161 Queen's Road Central, Hong Kong during normal business hours on any business day up to and including 24th April, 2003 and at the Annual General Meeting.

GENERAL INFORMATION

Your attention is drawn to the additional information set out in the appendices to this circular.

Yours faithfully,
For and on behalf of the Board
Wing Hang Bank, Limited
Patrick Y.B. Fung
Chairman and Chief Executive

Set out below is a summary of the principal terms and conditions of the New Scheme to provide sufficient information to the Shareholders for their consideration of the New Scheme.

(1) Purpose of the New Scheme

The purpose of the New Scheme is to enable the Group to grant options to selected participants as incentives or rewards for their contribution to the Group. The Directors consider that the New Scheme will enable the Group to reward the employees, the Directors and other selected participants for their contribution to the Group and will also assist the Group in its recruitment and retention of high calibre professionals, executives and employees who are instrumental to the growth of the Group.

(2) Who may join

The Directors may at their absolute discretion, invite any full time employee of the Group who holds the position of manager or any position more senior to that of manager, as the Directors may determine (excluding any non-executive directors) (the "**Eligible Participants**") to take up options to subscribe for Shares.

(3) Maximum number of Shares

(a) The maximum number of Shares which may be allotted and issued upon exercise of all outstanding options granted and yet to be exercised under the New Scheme and any other share option schemes adopted by the Bank (excluding the options granted under the Existing Scheme) must not in aggregate exceed 5% of the shares in issue as at the date of the approval of the New Scheme (the "**General Scheme Limit**").

(b) Subject to (a) above and without prejudice to (c) below, the Bank may seek approval of the Shareholders at general meeting to refresh the General Scheme Limit provided that the total number of Shares which may be allotted and issued upon exercise of all options to be granted under the New Scheme and any other share option schemes (excluding the options granted under the Existing Scheme) must not exceed 10% of the Shares in issue as at the date of approval of the refreshed limit and for the purpose of calculating the refreshed limit, options (including those outstanding, cancelled, lapsed or exercised in accordance with the New Scheme and any other share option schemes) previously granted under the New Scheme and any other share option schemes will not be counted.

(c) Subject to (a) above and without prejudice to (b) above, the Bank may seek separate Shareholders' approval at general meeting to grant options beyond the General Scheme Limit or, if applicable, the refreshed limit referred to in (b) above to participants specifically identified by the Bank before such approval is sought.

(4) Maximum entitlement of each participant

The total number of Shares issued and which may fall to be issued upon exercise of the options granted under the New Scheme and any other share option scheme (including both exercised or outstanding options) to each participant in any 12-month period shall not exceed 1% of the Shares in issue (the "**Individual Limit**"). Any further grant of options in excess of the Individual Limit in any 12-month period up to and including the date of such further grant shall be subject to the Shareholders' approval at general meeting of the Bank with such participant and his associates abstaining from voting.

(5) Grant of options to connected persons

(a) Any grant of options under the New Scheme to a Director, chief executive or substantial shareholder of the Bank or any of their respective associates must be approved by the independent non-executive Directors.

(b) Where any grant of options to a substantial Shareholder or his associates, would result in the Shares issued and to be allotted and issued upon exercise of all options already granted and to be granted (including options exercised, cancelled, and outstanding) to such person in the 12-month period up to and including the date of such grant:

(aa) representing in aggregate over 0.1% of the Shares in issue; and

(bb) having an aggregate value, based on the closing price of the Shares at the date of each grant, in excess of HK$5 million;

such further grant of options must be approved by the Shareholders at general meeting. The Bank must send a circular to the Shareholders. All connected persons of the Bank must abstain from voting at such general meeting, except that any connected person may vote against the relevant resolution at the general meeting provided that his intention to do so has been stated in the circular. Any vote taken at the meeting to approve the grant of such options must be taken on a poll. Any change in the terms of options granted to a substantial Shareholder or his associates must be approved by the Shareholders at general meeting.

(6) Time of acceptance and exercise of option

An option may be accepted by a participant within 21 days from the date of the offer for grant of the option.

An option may be exercised in accordance with the terms of the New Scheme at any time during the Option Period.

A nominal consideration of HK$1.00 is payable on acceptance of the grant of an option.

Acceptance of offers to grant an option shall be sent in writing together with a remittance in favour of the Bank of HK$1.00 by way of consideration for the grant and must be received by the Secretary of the Bank within 21 days inclusive of, and from, the date of making of such offer. Not later than 14 days after receipt by the Secretary of the Bank an acceptance of an offer to grant an option in accordance with the terms and conditions herein, the Bank shall issue an Option Certificate under the Common Seal of the Bank.

(7) Performance targets

Unless the Directors otherwise determine and state in the offer of the grant of options to a grantee, a grantee is not required to achieve any performance targets before any options granted under the New Scheme can be exercised. No performance targets are specifically stipulated under the New Scheme.

(8) Subscription price for Shares

The subscription price for Shares under the New Scheme shall be a price determined by the Directors but shall not be less than the highest of (i) the closing price of the Shares as stated in the Hong Kong Stock Exchange's daily quotations sheet on the date of grant which must be a business day and (ii) the average closing price of Shares as stated in the Hong Kong Stock Exchange's daily quotations sheet for the five business days immediately preceding the date of the grant which must be a business day.

(9) Ranking of Shares

(a) Shares to be allotted and issued upon the exercise of an option will be subject to all the provisions of the Companies Ordinance and the Articles of Association of the Bank and will rank pari passu in all respects with the fully paid Shares in issue on the date on which the option is duly exercised (the "**Exercise Date**") and accordingly will entitle the holders thereof to participate in all dividends or other distributions paid or made on or after the Exercise Date other than any dividend or other distribution previously declared or recommended or resolved to be paid or made if the record date therefore shall be before the Exercise Date. A Share allotted and issued upon the exercise of an option shall not carry voting rights until completion of the registration of the grantee as the holder thereof.

(b) Unless the context otherwise requires, references to "Shares" in this paragraph include references to shares in the ordinary equity share capital of the Bank of such nominal amount as shall result from a sub-division, consolidation, reclassification or reduction of the share capital of the Bank from time to time.

(10) *Restriction on the time of grant of options*

(a) No offer for the grant of options shall be made after a price sensitive event has occurred or a price sensitive matter has been the subject of a decision until such price sensitive information has been published in the newspapers or in such manner as prescribed by or permitted under the Listing Rules. In particular, during the period commencing one month immediately preceding the earlier of (aa) the date of the meeting of the Directors for the approval of the Bank's interim or annual results, and (bb) the last date on which the Bank must publish its interim or annual results announcement under the Listing Rules and ending on the date of the announcement of the results, no option may be granted.

(b) The Directors may not grant any option to a participant who is a Director during the periods or times in which the Directors are prohibited from dealing in Shares under such circumstances as prescribed by the Listing Rules or any corresponding code or securities dealing restrictions adopted by the Bank.

(11) Period of the New Scheme

The New Scheme will remain in force for a period of 10 years commencing on the date on which the New Scheme becomes unconditional.

(12) Rights on death, ill-health, injury, disability, retirement, voluntary resignation, or termination of employment

(A) If an Option Holder ceases to be an Eligible Participant in respect of any option granted to him:–

(i) by reason of ill health, injury, disability or death (all evidenced to the satisfaction of the directors) or because the relevant company for which he is working ceases to be a member of the Group, then he or (as the case may be) his personal representatives may exercise such Option within six months after he so ceases and any such option not so exercised shall lapse and determine at the end of the said period of six months;

(ii) by reason of retirement in accordance with his contract of employment or service, then he or (as the case may be) his personal representatives may exercise such option within six months after he so ceases or, if the Directors in their absolute discretion determine, six months after the date of his 60th birthday where the retirement takes effect prior to such date, any such option not so exercised shall lapse and determine at the end of the relevant six month period;

(iii) by reason of voluntary resignation or by termination of his employment or service in accordance with the termination provisions of his contract of employment or service by the relevant company otherwise than by reason of redundancy or by termination of his employment on the grounds of misconduct or conviction of any criminal offence involving his integrity or honesty or he has committed any act of bankruptcy or has become insolvent or has made any arrangements or composition with his creditor generally, then such option shall lapse and determine on the date he so ceases; and

(iv) for any reason other than as described in paragraphs (i), (ii) and (iii) above, then any such option exercisable at the date he so ceases may be exercised to the extent then exercisable within three months of the date he so ceases or shall lapse and determine;

provided always that in each case the Directors in their absolute discretion may decide that such option shall not so lapse or determine subject to such conditions or limitations as they may decide.

(B) Notwithstanding anything in (A) above to the contrary, the Option Period shall not be extended and, on the expiry of the Option Period, all rights in respect of an option shall terminate, except in so far as there has been an effective exercise of that option prior thereto and the Bank has not discharged all its duties under the New Scheme in relation to such exercise. No option may be exercised after the expiry of the Option Period.

(13) Rights on a general offer, winding-up, a compromise or arrangement

(A) If, in consequence of any general offer made to the holders of Shares (being an offer made in the first instance on a condition such that, if it is satisfied, the offeror will have control of the Bank) or otherwise, any person shall have obtained control of the Bank, then the Directors shall as soon as practicable thereafter notify every Option

Holder accordingly and each Option Holder shall, subject to paragraph 12(B) above, be entitled at any time within the period of six months after such control has been obtained to exercise any option in whole or in part, and to the extent that it has not been so exercised, any option shall upon the expiry of such period cease and determine, provided that if, during such period, such person becomes entitled to exercise rights of compulsory acquisition of Shares pursuant to section 168 of the Companies Ordinance and gives notice in writing to any holders of Shares that he intends to exercise such rights, the options shall, subject to paragraph 12(B) above, be and remain exercisable until one month from the date of such notice and, to the extent that they have not been exercised, shall thereupon cease and determine.

(B) If notice is given of a general meeting of the Bank at which a resolution will be proposed for the voluntary winding-up of the Bank, every option shall, subject to paragraph 12(B) above, be exercisable in whole or in part (but so that any exercise hereunder shall only be valid if, at the time of such resolution being passed, the option shall not have lapsed and determined in accordance with the foregoing provisions of the New Scheme) at any time thereafter until the resolution is duly passed or defeated or the general meeting concluded or adjourned sine die, whichever shall first occur. If such resolution is duly passed, all options shall, to the extent that they have not been exercised, thereupon lapse and determine.

(C) If under section 166 of the Companies Ordinance a compromise or arrangement between the Bank and its members or creditors is proposed for the purposes of or in connection with a scheme for the reconstruction of the Bank or its amalgamation with any other Bank or companies, the Bank shall give notice thereof to all Option Holders on the same date as it dispatches the notice which is sent to each member or creditor of the Bank summoning the meeting to consider such a compromise or arrangement, and thereupon each Option Holder (or where permitted his personal representatives) may forthwith and until the expiry of the period commencing with such date and ending with the earlier of the date two calendar months thereafter and the date on which such compromise or arrangement is sanctioned by the Court be entitled to exercise his option, but the exercise of an option as aforesaid shall be conditional upon such compromise or arrangement being sanctioned by the Court and becoming effective. Upon such compromise or arrangement becoming effective, all options shall lapse except insofar as previously exercised under the terms herein. The Bank may thereafter require each Option Holder to transfer or otherwise deal with the Shares issued as a result of the exercise of options in these circumstances so as to place the Option Holder in the same position as nearly as may be as would have been the case had such Shares been subject to such compromise or arrangement.

(14) Adjustments to the subscription price

Upon the occurrence of any Relevant Event, the number or nominal amount of Shares comprised in each option and/or the Subscription Price thereunder and/or the limit in paragraph 18(B) may be adjusted in such manner as the Directors (having received a statement in writing from the Auditors, acting as experts and not as arbitrators, that in their opinion the adjustments proposed are fair and reasonable) may deem appropriate provided always that no increase shall be made in the aggregate Subscription Price relating to any option and provided further that the proportion of equity capital of the Bank to which the Option Holder is entitled after the adjustment is the same as that to which he was entitled prior to the adjustment and provided further that,

where such Relevant Event arises from an issue of Shares, references herein to options shall include references to options that have been exercised prior to the date of such adjustment in respect of Shares which pursuant to paragraph 18(C) do not rank and are not entitled to participate in such issue. Notice of any such adjustments shall be given to the Option Holders by the Bank, which may, but need not, call in Option Certificates for endorsement or replacement.

(15) Cancellation of options

Any cancellation of options granted but not exercised must be subject to the consent of the relevant grantee and approved by the Directors.

(16) Variation and termination of the New Scheme

(A) The Directors may from time to time in their absolute discretion waive or amend such of the terms and conditions of the New Scheme as they deem desirable, provided that, except with the prior sanction of the Bank in general meeting, no alteration shall be made to the New Scheme extending the class of persons eligible for the grant of options or altering to the advantage of Option Holders (present or future) any of the provisions of the New Scheme as to the limitations on the grant of options (including the percentage figures in paragraphs 3 and 4) or as to the determination of Option Prices or as to adjustments under paragraph 14 or as to the restrictions on the exercise of options under paragraphs 18(A) and/or 18(B) or as to the rights to be attached upon their issue to Shares issued upon the exercise of options under paragraph 9 or as to the rights of Option Holders on the winding-up of the Bank under paragraph 13(B) or as to the transferability of options under paragraph 17 or as to the terms of this paragraph 16(A) or as to the length of the Option Period (or of any particular Option Period) or as to the length of the New Scheme Period or as to the requirement for payment of the Subscription Price upon exercise of an Option under paragraph 18(A)(iii).

(B) No amendments to the New Scheme shall be made which would have the effect of abrogating or altering adversely any of the subsisting rights of Option Holders except with such consent on their part as would be required under the provisions of the Articles of Association of the Bank as if the options constituted a separate class of share capital and as if such provisions applied mutatis mutandis thereto.

(C) The Directors may terminate the New Scheme at any time, but options granted prior to such termination shall continue to be valid and exercisable in accordance with the terms herein.

(D) In no circumstances shall a person ceasing to be an Eligible Participant for any reason be entitled to any compensation for or in respect of any consequent diminution or extinction of his rights or benefits (actual or prospective) under any options then held by him or otherwise in connection with the New Scheme.

(17) Rights are personal to the grantee

An option is personal to the grantee and shall not be transferable or assignable. The grantee shall not sell, transfer, mortgage, encumber or in any way create any interest in any option granted. Any breach of the foregoing will entitle the Bank to cancel any outstanding option or any part thereof granted to the grantee in breach without incurring any liability on the part of the Bank.

(18) Exercise of Options

(A) Save as provided in paragraphs 12 and 13, options may be exercised in whole or in part at any time during the Option Period. The minimum period for which an option must be held before it can be exercised is one year after the Date of Grant. In order for the exercise of an option to be effective, the Secretary of the Bank must, prior to the expiry of the Option Period, have received:–

(i) a written notice from the Option Holder exercising the option, signed by or on behalf of the Option Holder and specifying the number of Shares in respect of which the option is being exercised;

(ii) Option Certificate(s) sufficient to cover the number of Shares in respect of which the option is being exercised; and

(iii) payment in full of the Subscription Price.

Unless otherwise agreed between the Bank and the Option Holder, Shares in respect of an option shall be issued within 30 days of the date upon which exercise of an Option becomes effective (being the date of such receipt).

(B) No option shall be capable of exercise in part (other than to the full extent outstanding) except in amounts or multiples of such number of Shares as shall represent the board lot in which Shares are for the time being traded on the Hong Kong Stock Exchange.

(C) All allotments and issues of Shares will be subject to any necessary consents under any relevant enactments or regulations for the time being in force in Hong Kong or in any other place where the relevant Eligible Participants is working and it shall be the responsibility of the Option Holder to comply with any requirements to be fulfilled in order to obtain or obviate the necessity for any such consent.

(D) If the (aggregate) number of Shares to which the Option Certificate(s) lodged under paragraph (A) of this paragraph relate(s) exceeds the number of Shares comprised in the notice of exercise of an option, the Bank shall provide an Option certificate in relation to the balance to the person or persons lodging the same.

(E) If at the time of issue of Shares pursuant to the exercise of an option, Shares already in issue are listed on the Hong Kong Stock Exchange, then forthwith after such exercise the Bank shall use all reasonable endeavours to procure that the Shares to be issued upon the exercise of such option shall, upon the issue thereof (or as soon thereafter as reasonably practicable), become listed on the Hong Kong Stock Exchange.

(19) Lapse of option

An option shall lapse automatically (to the extent not already exercised) on the earliest of:–

(a) the expiry of the period referred to in paragraph (6); and

(b) the expiry of the periods or dates referred to in paragraph (12) and (13).

(20) Miscellaneous

(a) The New Scheme is conditional on the Listing Committee of the Hong Kong Stock Exchange granting approval of the listing of, and permission to deal in, the Shares to be allotted and issued pursuant to the exercise of any options which may be granted under the New Scheme.

(b) The terms and conditions of the New Scheme relating to the matters set out in rule 17.03 of the Listing Rules shall not be altered to the advantage of grantees of the options except with the approval of the Shareholders in general meeting.

(c) Any alterations to the terms and conditions of the New Scheme which are of a material nature or any change to the terms of options granted must be approved by the Shareholders in general meeting, except where the alterations take effect automatically under the existing terms of the New Scheme.

(d) amended terms of the New Scheme or the options must still comply with the relevant requirements of Chapter 17 of the Listing Rules.

(e) Any change to the authority of the Directors or the scheme administrators in relation to any alteration to the terms of the New Scheme shall be approved by the Shareholders in general meeting.

(21) Present status of the New Scheme

Applications will be made to the Listing Committee of the Hong Kong Stock Exchange for the granting of the listing of, and permission to deal in, the Shares to be issued pursuant to the exercise of any options which may be granted under the New Scheme.

EXEMPTION FILE
#12g3-2(b)



WING HANG BANK, LIMITED

(Incorporated in Hong Kong with limited liability)

FORM OF PROXY

I/We[1] ____________________

of ____________________ being

the registered holder(s) of ____________________ [2] shares of HK$1.00 each in Wing Hang Bank, Limited hereby appoint the Chairman of the Meeting[3], ____________________

of ____________________

as my/our proxy to attend and vote[4] for me/us and on my/our behalf at the Annual General Meeting of the Bank and at any adjournment thereof to be held at the **Bank Reception Hall, 18th Floor, Wing Hang Bank Building, 161 Queen's Road Central, Hong Kong** on Thursday, 24th April, 2003 at 3:30 p.m. and to vote for me/us as indicated below:-

	RESOLUTIONS	FOR	AGAINST
1.	To adopt the Statement of Accounts and Reports of the Directors and Auditors for the year ended 31st December, 2002.		
2.	To declare a final and a special dividend.		
3.	a. To elect Mr Ambrose H C Lau as Director.		
	b. To elect Mr Frank J Wang as Director.		
	c. To elect Mr Alan R Griffith as Director.		
	d. To authorise the Directors to fix directors' fee.		
4.	To re-appoint KPMG as Auditors and authorise the Directors to fix their remuneration.		
5.	To approve the new Share Option Scheme and to terminate the existing Share Option Scheme.		
6.	To give a general mandate to the Directors to grant options under the new Share Option Scheme not exceeding 5% of the issued share capital of the Bank.		
7.	To give a general mandate to the Directors unconditionally to allot, issue and deal with additional shares not exceeding 20% of the issued share capital of the Bank.		
8.	To give a general mandate to the Directors to repurchase shares of the Bank not exceeding 10% of the issued share capital of the Bank.		
9.	To extend the general mandate granted to the Directors to allot shares pursuant to item 7.		

Dated this ____________________ day of ____________________ 2003.

Signature of shareholder(s): ____________________

Full Name: ____________________

Notes:

1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2. Please insert the number of shares registered in your name(s). If no number is inserted, this form will be deemed to relate to all the shares in the Bank registered in your name(s).
3. If you wish to appoint a proxy other than the Chairman of the Meeting, please strike out "the Chairman of the Meeting" and insert the name and address of the person you wish to appoint in the space provided. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.
4. IMPORTANT: Please indicate with an "✓" in the appropriate space beside each of the resolutions how you wish the proxy to vote on your behalf. In the absence of any such indication, the proxy will vote for or against the resolution or will abstain at his discretion.
5. In the case of joint shareholders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the vote(s) of other joint holder(s) and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.
6. The form of proxy must be signed by you or your attorney duly authorised in writing. In the case of a corporation, this form must be executed under seal or under the hand of an officer or attorney duly authorised.
7. To be valid, this form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof must be deposited with the Registrars of the Bank, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 48 hours before the time for holding the meeting or adjourned meeting.
8. A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a shareholder of the Bank.

本通函乃重要文件　請即處理

閣下如對本通函任何方面**有任何疑問**，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下全部永亨銀行有限公司股份**售出或轉讓**，應立即將本通函及隨附之代表委任表格送交買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。


WHB

永亨銀行有限公司

（於香港註冊成立之有限公司）

建議終止現有認股權計劃
及
建議採納新認股權計劃

本銀行將於二零零三年四月二十四日（星期四）下午三時三十分正，假座香港皇后大道中一六一號永亨銀行大廈18樓宴會廳舉行股東週年大會。大會通告提呈建議（其中包括）普通決議終止現有認股權及採納新認股權計劃刊載於即將寄給　閣下之本銀行二零零二年年報內。無論　閣下能否親身出席大會，務請按隨附之代表委任表格印列之指示填妥表格，盡快於大會或其任何續會舉行時間48小時前交回。填妥及交回代表委任表格後，　閣下仍可出席大會或其任何續會，並於會上投票。

二零零三年四月二日

目　錄

責任聲明

本通函乃遵照上市規則載列有關於本銀行及其附屬公司之資料。董事對本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏任何其他事實，以致任何內容有所誤導。

釋義

於本通函內，除文義另有所指外，下列詞彙之釋義如下：

「股東週年大會」	指	本銀行訂於二零零三年四月二十四日(星期四)下午三時三十分假座香港皇后大道中161號永亨銀行大廈18樓宴會廳舉行之股東週年大會及其任何續會。大會提呈建議(其中包括)普通決議終止現有認股權及採納新認股權計劃
「聯繫人士」	指	上市規則所賦予涵義
「核數師」	指	銀行現有之核數師
「本銀行」	指	Wing Hang Bank Limited(永亨銀行有限公司)，香港註冊成立之有限公司，其股份在香港聯交所主板第一上市
「董事會」	指	董事會
「營業日」	指	香港聯交所開放經營買賣證券之日
「公司法」	指	香港法例之公司法第三十二章(修訂本)
「關連人士」	指	上市規則所賦予涵義
「控制」	指	個人運用權力：－ (i) 因持有股票或其他有價証券或擁有投票權於有關之有限公司或其他有限公司；或 (ii) 因有關公司或其他公司之法規，公司內部章程及憲法文件 可使有關公司之一切事宜可跟該人之意思進行
「授予日期」	指	根據第六段所發行之認股權証日期
「董事」	指	本銀行董事

釋義

「現有計劃」	指	本銀行根據一九九三年六月九日股東特別大會通過之決議案而採納之現有認股權計劃
「認股權証」	指	向獲授認股權之合資格人士發出之授出証書
「認股權持有人」	指	持有認股權人士
「認股權期限」	指	由認股權授予日期開始首週年至認股權授予日期第十週年之營業時間結束為止
「本集團」	指	本銀行及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「香港聯交所」	指	香港聯合交易所有限公司
「最後可行日期」	指	二零零三年三月二十八日，即本通函付印前確定其中若干資料之最後實際可行日期
「上市規則」	指	香港聯交所證券上市規則
「新計劃」	指	將於股東週年大會上提呈本銀行為本銀行及其附屬公司僱員及董事以及計劃訂明之其他合資格參與人士之利益而採納之新認股權計劃
「建議」	指	終止現有計劃、採納新計劃及授予董事一般授權根據新計劃授出認股權，惟於認股權獲行使時，連同根據任何其他計劃將予授出之所有認股權除現有計劃之認股權獲行使時可能發行之股份外，不得超過本銀行於新計劃獲批准日期已發行股份5%
「股份過戶登記處」	指	香港中央證券登記有限公司，其地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室

釋　義

「有關事情」	指	新認股權計劃開始後因減股本或拆細或合併股本或因利潤資金化或儲備金資本化而發行股票或有價証券或權益給與股東而使本銀行資本金額有所改變
「股份」	指	本銀行股本中每股面值一港元之普通股
「股東」	指	股份持有人
「港元」	指	香港法定貨幣港元
「%」	指	百分比



永亨銀行有限公司

（於香港註冊成立之有限公司）

董事：
馮鈺斌博士（董事長兼行政總裁）
劉漢銓太平紳士GBS*
鄭漢鈞博士GBS, JP*
李國賢太平紳士*
任宜正先生
馮鈺聲先生（執行董事）
何志偉先生（執行董事）
何子珍先生*
王家華先生（副行政總裁）
Mr Alan R Griffith
Mr Kenneth A Lopian

* 獨立非執行董事

註冊辦事處：
香港
皇后大道中一六一號

敬啟者：

建議終止現有認股權計劃
及
建議採納新認股權計劃

緒言

本通函旨在向　閣下提供有關即將在股東週年大會上提呈之普通決議案資料，包括有關建議。

根據上市規則，本銀行須向　閣下提供合理所需資料，以便　閣下將於股東週年大會上提呈之決議案投票贊成或反對作出知情決定。此乃編製本通函之目的。

建議

現有認股權計劃

本銀行股東於一九九三年六月九日之股東特別大會上及其後於二零零一年四月二十六日股東週年大會上通過修訂通過決議案採納現有計劃。根據現有計劃，董事獲授權向本銀行、本集團及澳門永亨銀行之經理級或經由執行董事批准經理級以上之僱員授予認股權。

自採納現有計劃後，根據現有計劃授出之認股權合共可認購1,290,000股股份，認購價每股由14.83港元至26.50港元。於最後可行日期可認購205,000股股份之認股權已獲行使，50,000股之認股權失效。根據現有計劃授出可認購1,062,000股股份之認股權（於一九九七年五月之五送一紅股而額外批准27,000股股份）尚未獲行使但將繼續根據其授出條款予以行使。

董事確認，由最後可行日期起，彼等將不會進一步行使彼等在現有計劃項下授出認股權之權力，且在現有計劃終止及於股東週年大會上批准採納新計劃前，不會根據現有計劃進一步授出任何認股權。採納新計劃後，現有計劃將會終止及不會根據現有計劃進一步授出任何認股權。在現有計劃而尚未行使之認股權仍然有效。

於最後可行日期，除現有計劃外，並無任何其他認股權計劃。

作出建議之理由

上市規則第17章已作出重大修訂。經修訂規則已於二零零一年九月一日生效。

上市規則第17章規管香港聯交所主板上市公司之認股權計劃。經修訂之規則（其中包括）擴大認股權潛在承授人之類別、放寬若干有關該等上市公司根據其認股權計劃可授出之認股權所包含最高股份數目之規定，並同時對該等上市公司施加新訂披露及批准規定。

現有計劃將於二零零三年六月九日終止。因此董事會向本銀行股東建議終止現有計劃，並採納新計劃，有關條款將符合經修訂上市規則第17章。由於新計劃可讓本銀行獎勵及激勵員工，且能鞏固本集團與對其發展有貢獻的特定類別參與人士之業務關係，故董事認為，採納新計劃符合本銀行及其股東之整體利益。

新計劃之期限對合資格人士有益及符合新計劃之目標，特別是，規定(i)認購權最少於授予日期一年後方可行使(ii)不需要表現目標及(iii)確切認購價。

新計劃

本通函附錄一載有新計劃之主要條款。據此，因行使根據新計劃或任何其他計劃將予授出之所有認股權（現有計劃之認股權除外）而可能配發及發行之股份總數，最多不得超過新計劃批准日本銀行已發行股份5%，惟該上限可按本通函附錄一第(3)段所詳述予以更新。

直至今天本銀行已發行股份為293,458,500股，在新計劃下可授予之認股權數目最多為14,672,925股。

採納新計劃之條件

新計劃須待（其中包括）下列條件獲達成後方獲准採納：(i)在股東週年大會上以普通決議案終止現有計劃；(ii)股東在股東週年大會上批准新計劃及配發與發行因行使根據新計 劃授出之認股權而須予配發及發行之股份及(iii)香港聯交所上市委員會批准因行使根據新計劃授出之認股權而須予配發及發行之股份上市及買賣，最多佔新計劃批准日已發行股份5%。

本銀行將分別向香港聯交所上市委員會申請批准因行使根據新計劃授出之認股權而須予配發及發行之股份（最多佔新計劃批准日已發行股份5%）上市及買賣。

根據新計劃可予授出之所有認股權價值

董事認為由於計算認股權之價值須視乎行使價、行使期、利率、預期波幅及其他有關變數等多個因素而定，故假設根據新計劃授出之所有認股權已於最後可行日期授出而列出該 等認股權之價值並不可行。由於並無根據新計劃授出任何認股權，故未能取得若干計算認股權價值所需之變數。董事認為根據多項猜測性假設計算認股權於最後可行日期之價值，對股東而言並無意義。

董事將於根據新計劃授出認股權時，在向合資格參與人士提呈認股權之函件中載列認股權之價值，本銀行將採用香港聯交所接納之普遍接納方法計算認股權的價值。

應予採取之行動

於股東週年大會上，將提呈普通決議案，以批准(其中包括)終止現有計劃及採納新計劃及授權董事授予認股權不得多於新計劃批准日已發行股份5%。

無論　閣下能否親身出席股東週年大會，務請按代表委任表格印列之指示填妥表格，盡快於股東週年大會或任何續會舉行時間48小時前交回。填妥及交回代表委任表格後，　閣下仍可親身出席股東週年大會或任何續會，並於會上投票。

暫停辦理股份過戶登記

為釐定股東週年大會上之投票權益，本銀行股份過戶登記將由二零零三年四月二十二日(星期二)至二零零三年四月二十四日(星期四)(包括首尾兩日)期間暫停辦理股份過戶登記手續。

為符合股東在股東週年大會上行使投票權之資格，所有過戶文件連同有關股票須於二零零三年四月十七日(星期四)下午四時正前送交有關股份過戶登記處。

推薦意見

董事相信建議對本銀行及股東整體有利，特別是按照新計劃訂立之表現目標(如有)及認購價將可作為新計劃合資格參與人士之獎勵，鼓勵彼等為本銀行付出更大努力。

因此，董事建議股東在股東週年大會上投票贊成普通決議案，批准建議。

備查文件

新計劃之規則草稿由即日起至二零零三年四月二十四日(星期四)期間任何營業日之一般辦公時間內，在本銀行位於香港皇后大道中161號之註冊辦事處及股東週年大會上可供查閱。

一般資料

務請　閣下垂注本通函各附錄所載其他資料。

此致

列位股東　台照

代表董事會
永亨銀行有限公司
董事長兼行政總裁
馮鈺斌
謹啟

二零零三年四月二日

以下為新計劃主要條款及條件之概要，以就股東考慮新計劃提供充份資料。

(1) 新計劃目的

新計劃旨在讓本集團向選定參與人士授出認股權，作為對本集團作出貢獻的激勵或獎勵，以讓本集團獎賞該等曾為本集團作出貢獻的僱員、董事及其他選定參與人士。此外，亦有助本集團招聘及留聘協助本集團發展的具實力專才、行政人員及僱員。

(2) 可參與人士

董事可全權酌情邀請本集團之在職僱員，其職級為經理或以上職級由董事決定（非執行董事徐外）（「**合資格參與人士**」）接納可認購股份之認股權。

(3) 股份數目上限

(a) 因行使根據新計劃及本銀行所採納之任何其他認股權計劃授出而尚未行使之所有未行使認股權而可能配發及發行之股份總數（現有計劃所授出認股權除外）（「**一般授權限額**」），於新計劃批准日最多不得超過本銀行已發行股份之5%。

(b) 取決於上文(a)段及不影響下文(c)段之情況下，本銀行可於股東大會徵求股東批准更新一般授權限額，惟因行使根據新計劃及本集團任何其他認股權計劃授出之全部認股權而可能配發及發行之股份總數及（現有計劃所授出認股權除外），不得超過批准更新限額當日已發行股份10%。計算該更新限額時，先前根據新計劃及任何其他認股權計劃授出之認股權（包括根據新計劃及任何其他認股權計劃未行使、已註銷、失效或已行使之認股權）將不會計算在內。

(c) 取決於上文(a)段及不影響上文(b)段之情況下，本銀行可於股東大會上徵求股東另行批准，向本銀行在取得股東批准前具體指定之參與人士授出超出一般授權限額或（如適用）上文(b)段所述更新限額之認股權。

(4) 每名參與人士可享認股權上限

因行使根據新計劃或任何其他認股權計劃所授出認股權（包括已行使及未行使認股權）而已經及須發行予個別參與人士之股份總數，於任何十二個月期間內不得超過已發行股份1%（「**個別限額**」）。倘截至進一步授出認股權日期止任何十二個月期間授出之認股權超出個別限額，則須待股東於本銀行股東大會批准方可作實。而有關參與人士及其聯繫人士須放棄投票。

(5) **向關連人士授出認股權**

(a) 倘根據新計劃向本銀行董事、行政總裁或主要股東或彼等各自之任何聯繫人士授出任何認股權，必須獲獨立非執行董事批准。

(b) 倘向主要股東或其聯繫人士授出任何認股權，以致該等人士於截至授出有關認股權日期止十二個月期間內因行使所有已經或將會獲授之認股權（包括已行使、已註銷及未行使之認股權）而已經發行的股份和將予配發及發行之股份：

(aa) 合共超過已發行股份0.1%；及

(bb) 根據股份於各認股權授出日期之收市價計算總值超過5,000,000港元；

則須獲股東在股東大會上批准方可進一步授出認股權。本銀行必須就此向股東寄發通函。所有本銀行之關連人士在該股東大會上必須放棄投票，惟任何關連人士如欲於股東大會上投票反對有關決議案而已於通函表明其意向者除外。批准授出該等認股權之表決必須在會上以不記名投票方式作出。向主要股東或其任何聯繫人士所授出認股權之條款倘有任何更改，亦必須獲股東在股東大會上批准。

(6) **接納及行使認股權之時間**

合資格參與人士可於提呈授出認股權之日起計21天內接納認股權。

認股權可於認股權期限內依據新計劃之規定行使。

接納授出認股權時應付港幣一元之象徵式代價。

接納授出之認股權時須同時交付港幣一元之象徵式代價，並須21天內，包括及由授出認股權之日起計，送交至本銀行之秘書處。本銀行之秘書處將由收到接納授出之認股權之日起計，於十四天內發出認股權証給本通函規定合資格參與人士。

(7) **表現目標**

除非董事另有決定，並於向承授人提呈授出認股權之文件內說明，否則承授人無須首先達成任何表現目標，方可行使根據新計劃授出之認股權。新計劃並無具體訂明表現目標。

(8) **股份認購價**

新計劃項下股份認購價由董事釐定，惟不得低於下列最高者：(i)按於提呈授出認股權當日（須為營業日）於香港聯交所每日報價表所列之收市價；(ii)按於緊接提呈授出認股權當日（須為營業日）前五個營業日在香港聯交所每日報價表所列之平均收市價。

(9) **股份之權益**

(a) 因行使認股權而配發及發行之股份，受制於公司法及本銀行之章程細則所有條文，並在各方面與於正式行使認股權當日（「**行使日期**」）之已發行繳足股份享有同等權益。因此，認股權持有人可享有行使日期當日或之後派付或作出之所有股息或其他分派，惟早前已宣派、建議或議決派付或作出而記錄日期訂於行使日期前之任何股息或其他分派除外。承授人完成股份持有人之登記手續前，因行使認股權而配發及發行之股份並不享有投票權。

(b) 除文義另有所指外，本段「股份」一詞包括本銀行普通股本內不時因拆細、合併、重新分類或削減股本而產生之不同面值股份。

(10) **授出購股權之時限**

(a) 發生可影響股價之事件或作出可影響股價之決定後，則直至該等可影響股價之資料於報章或根據上市規則訂明或許可之方式公佈前不得授出認股權。尤其於緊接下列較早日期前一個月內，不得授出認股權，直至公佈業績為止，(aa)董事舉行會議以批准本銀行中期或全年業績當日，及(bb)本銀行根據上市規則必須刊發中期或全年業績公佈之期限，直至公佈業績當日為止。

(b) 根據上市規則所訂明本銀行採納之任何相應守則或證券買賣限制，於董事遭禁止買賣股份之期間或時間，董事不得向身為董事之參與人士授出任何認股權。

(11) **新計劃之期限**

新計劃自成為無條件之日起計有效期為十年。

(12) **因身故，健康欠佳，受傷，傷殘，退休，自願離職或被解僱時之權利**

(甲) 若認股權持有人因下述任何理由終止為合資格參與人士時：－

(i) 因健康欠佳，受傷，傷殘或身故（一切証明以達至本銀行董事滿意為準）或其工作之公司不再為本集團成員之一，該認股權持有人或（視情況而定）其遺產代理人可由其終止為合資格參與人士之日起計的六個月內行使其認股權。該認股權於不在這六個月內行使作廢及失效。

(ii) 因根據僱傭合約退休，認股權持有人或（視情況而定）其遺產代理人可由其退休之日起計的六個月內行使認股權。本銀行董事有全權酌情決定認股權持有人，如60歲前退休可於60歲後之六個月內行使其認股權。逾期作廢及失效。

(iii) 因自願離職或根據僱傭合約終止離職，而離職理由並非被解僱或因被遣散，行為不當，被裁定刑事罪行，破產或無力償債或與其全體債權人作出重組債務或償還債務安排而被解僱，該認股權持有人之認股權將於離職當日作廢及失效。

(iv) 除上述(i)，(ii)及(iii)之理由外，若認股權持有人因其他理由終止為合資格參與人士，該認股權持有人可由終止為合資格參與人士之日起計的三個月內行使其認股權，逾期作廢及失效。

本銀行董事有全權酌情決定上述個別人士之認股權有條件不應作廢及失效。

(乙) 無論上述（甲）段之規限，認股權之期限不能延長，所有認股權之權利應於認股權之期限屆滿而作廢及失效。除非認股權於認股權之期限屆滿前已被行使而本銀行未能完成新計劃下之責任除外。認股權於認股權期限屆滿後不能被行使。

(13) **全面收購，清盤，重組債務或作出償還債務安排時之權利**

(甲) 倘向全體股份持有人建議以收購建議，事成後，如滿意接受，建議人將擁有本銀行之控制權及其他人等可得本銀行控制權。本銀行董事應儘快通知個別認股權持有人。認股權持有人可取決於上文12（乙）段之規定，於成功收購後之六個月內

行使全部或部份認股權，而一切仍未行使之認股權將於該六個月期屆滿時便作廢及失效。倘收購人按公司條例168段作出強迫收購本銀行股份及以書面通知股份持有人，認股權，將取決於上文12(乙)段之規定，仍可於通知書發出之日的一個月內行使，逾期作廢及失效。

(乙) 倘發出召開股東大會通知提出本銀行自動清盤之有效議案，有效之認股權將取決於上文12(乙)段之規定，可以在該議案通過或否決前，或股東大會結束前或無期押後時(以最先至之日為準)，全部或部份行使，倘股東大會通過本銀行自動清盤之有效決議案，一切仍未行使之購股權將作廢及失效。

(丙) 倘本銀行依據公司條例166段與其股東或債權人建議本銀行重組或與其他公司合併，本銀行須於發出召開有關會議通知之日同日以書面通知全體認股權持有人。由是日起至兩個月內或法庭批准重組之日(以最先至之日為準)之期間在認股權持有人可行使其認股權。但購股權之行使須先獲法庭批准及有效後才可行使，一旦公司重組有效後全部認股權將作廢及失效。本銀行可要求認股權持有人採取適當行動將股份轉名以達至其它股份之同等地位及能享有重組時之權利。

(14) 認購價之調整

倘任何相關事件發生，本銀行董事可調整認股權之股份數目及認購價及18(甲)段之限制(經核數師以專家身份意見作書面提供為公平合理調整)，惟作出任何調整均不能調高認購價。作出任何調整後，認股權持有人享有發行股本之比例須與調整前相同。倘相關事件由

發行股份而發生，任何有關之參照將包括調整前已行使之認股權，但不包括本通函18（丙）段內的股份。本銀行可發出通知給全部認股權持有人亦可收回認股權証作加簽注或更換。

(15) **註銷認股權**

註銷任何已授出但尚未行使之認股權必須經董事批准並獲有關承授人同意。

(16) **調整及終止新計劃**

（甲）本銀行董事有全權酌情於任何時間廢除或修改新計劃之任何條款。惟未經股東大會批准前不能修改新計劃以加入新的合資格人士或改變認股權持有人（現在及將來）在新計劃下之權益（包括3及4段之百份比數目），認購價之訂定或14段之調整，或18（甲）段及/或18（乙）段的行使認股權之限制或依9段發行股份之權益，或13（乙）段有關認股權持有人於本銀行清盤時之權利，或17段有關認股權之轉授或16（甲）段之條款，或認股權之期限的長短（或任何特別認股權之期限）或新計劃之時限的長短，或18（甲）(iii)段支付認購價之規定。

（乙）新計劃不能修改或廢除而產生對認股權持有人現有之權益有所不良影響。惟事前依據本銀行章程已獲取他們同意將認股權當為另類股票值則除外。

（丙）本銀行董事有權於任何時間取消新計劃，惟在取消新計劃前已授出之認股權將繼續仍然有效及依本通函規定行使。

（丁）在任何情形下，倘一位合資格參與人士因任何理由其利益減少及終止其資格時，將無權利取得因喪失資格或權益（實際或預期的）所引至之賠償。

17. **權利屬承授人個人所有**

認股權屬承授人個人所有，不得轉讓或指讓。承授人不得出售、轉讓、按揭任何獲授認股權或就此設立留置權或任何權益。倘違反上述任何一項，本銀行將有權取銷授予違規承授人的任何未行使認股權或其中任何部分，而本銀行毋須承擔任何責任。

18. 行使認股權

(甲) 除12及13段外,認股權可於任何時間全部或部份行使。認購權最少於授予日期一年後方可行使。本銀行秘書必須在認股權期限屆滿前收到:

(i) 一份由認股權持有人親自簽名或由他人代簽名的行使認股權書面通知列明所認購之股份數目;

(ii) 足夠之認股權証以支持所行使認購之股份數目;及

(iii) 認購價之全數付款。

惟本銀行與認股權持有人同意外,股份將於認股權行使日起計(以收據日期為準)三十天內發出。

(乙) 認股權不能部份行使(認股權全數之剩餘數除外),行使股份數目必須構成當時在香港聯合交易所一個買賣單位或單位之倍數。

(丙) 配給或發行股份必須事前獲取香港法例或合資格參與人士工作所在地的法例同意,認股權持有人應負責申請及獲取法例規定之同意或許可或豁免。

(丁) 倘依(甲)段呈交之認股權証內股份數目超過行使認股權通知書內的股份數目,本銀行將發授認股權証之餘數給該認股權持有人。

(戊) 倘發授股份於認股權持有人之時而本銀行之股份已在香港聯交所上市及買賣,本銀行將盡一切合理的努力使這些股份能同時在香港聯交所買賣。

19. 認股權失效

認股權(以未行使部分為限)將於下列事宜最早發生時自動失效:

(a) 第(6)段所述期間屆滿時;及

(b) 上文第(12)及(13)段所述期間屆滿時或所述日期。

20. 其他事宜

(a) 新計劃須經香港聯交所上市委員會批准因行使可能根據新計劃授出之任何認股權而配發及發行之股份上市及買賣，方可作實。

(b) 未經股東於股東大會批准前，新計劃有關上市規則第17.03條所述事宜之條款及條件不得作出有利於認股權承授人之修訂。

(c) 除根據新計劃現有條款自動生效之修訂外，新計劃條款及條件之任何重大修訂或已授出認股權條款之任何變動均須經股東於股東大會批准。

(d) 新計劃或認股權之條款經修訂後仍須符合上市規則第17章之有關規定。

(e) 凡因修訂新計劃條款而使董事或計劃管理人之授權出現任何變動，必須獲得股東在股東大會上批准。

21. 新計劃現況

本銀行將分別向香港聯交所上市委員會申請批准根據新計劃授出之任何認股權獲行使而發行之股份上市及買賣。



永亨銀行有限公司

（於香港註冊成立之有限公司）

代表委任書

本人／吾等[1] ______________________________

地址 ______________________________

乃 ______________ [2]股每股面值港幣1元之永亨銀行有限公司股份之註冊股東，茲委任大會主席[3]，______________ 地址 ______________

代表本人／吾等出席在二零零三年四月二十四日（星期四）下午三時三十分假座**香港皇后大道中一六一號永亨銀行大廈十八樓貴賓廳**召開之股東週年大會及其一切續會，並按以下指示就下列各項投票[4]：

	議　　案	贊 成	反 對
1.	接納二零零二年度本銀行總結與董事會及核數師報告書。		
2.	宣佈派發末期及特別股息。		
3.	a.　選舉劉漢銓先生為董事。		
	b.　選舉王家華先生為董事。		
	c.　選舉 Mr Alan Griffith 為董事。		
	d.　授權董事會釐定董事袍金。		
4.	復聘畢馬威會計師事務所為本銀行核數師並授權董事會釐定其酬金。		
5.	批准新認股權計劃及終止現行認股權計劃。		
6.	授權董事會根據新認股權計劃授予認股權的總數不超過本銀行已發行股本百分之五。		
7.	無條件授權董事會配發、發行及處理不超過本銀行已發行股本百分之二十之新股。		
8.	全面授權董事會購回不超過本銀行已發行股本百分之十之股份。		
9.	擴大授予董事會根據第七項決議案發行新股之權力。		

二零零三年 ______________ 月 ______________ 日

股東簽署：______________________________

股東姓名：______________________________

附註：

1. 請用正楷填寫姓名及地址。
2. 請填寫以　閣下名義註冊之股份數目，凡未填寫清楚之委任書將被認為是代表所有以　閣下名義註冊之本銀行股份。
3. 閣下如欲委任代表出席上述會議，請劃去「大會主席」一欄，並在適當空格內，填寫委任代表之姓名及地址。**此委任書若有任何改動，必須由署名者加簡簽。**
4. **重要事項：**請在每項決議案右邊適當空格按　閣下之投票意願填上「✓」號，倘無註明投票意願，則代表人可自行決定如何投票或放棄投票。
5. 若為聯名股東，本銀行只接受由排名最先之註冊股東親自或委任代表所投之一票為有效，因此，以股東名冊上排名次序較先之聯名股東享有優先投票權。
6. 此代表委任書必須由　閣下或以書面授權之代表簽署。若註冊股東為一家公司，必須蓋上公司印章或由正式書面授權之職員或授權人簽署。
7. 本代表委任書必須填妥簽署，並連同授權書或其他授權文件或由公證人簽署證明之授權文件副本，於股東週年大會或其續會召開四十八小時前送達本銀行證券登記處香港灣仔皇后大道東一八三號合和中心十七樓一七一二至一七一六室香港中央證券登記有限公司，方為有效。
8. 有資格出席會議及投票之股東可委任代表代其出席及投票。代表人不必為本銀行股東。

03 MAY 29 AM 7:21

Notices

The Stock Exchange of Hong Kong Limited (the "Stock Exchange") takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



WING HANG BANK, LIMITED

(incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION

The Directors of the Bank wish to announce that its 65% owned subsidiary WHZ Insurance intends to enter into a supplemental agreement with Swiss Insurance for the management of its insurance business and such management agreement was first entered into in June 1995.

The Bank has been advised by the Stock Exchange and admitted that the failure to announce the continuation of the Management Agreement beyond 31st December, 1999 involving the payment of management fee of HK$2,089,000 and HK$1,942,000 for year 2000 and 2001 respectively may be considered a technical breach of Rule 14.25 of the Listing Rules. Such failure to announce was due to an inadvertent omission.

Wing Hang Bank, Limited (the "Bank") announces that Wing Hang Zurich Insurance Company Limited ("WHZ Insurance"), a 65 per cent. owned subsidiary of the Bank, has today entered into a supplemental agreement (the "Supplemental Agreement") to the existing management agreement with Swiss Insurance Management (Hong Kong) Limited ("Swiss Insurance") pursuant to which Swiss Insurance has been appointed as manager of WHZ Insurance in connection with the conduct by WHZ Insurance of its insurance business.

As disclosed under our previous announcement on 30th June, 1995 when the Management Agreement was first entered into with Swire Insurance Limited (now renamed Swiss Insurance) for a initial term to end on 31st December, 1999. The Management Agreement was extended on the same terms and conditions for a period of three years to 31st December, 2002 and the extension of the Management Agreement has not been announced. The foregoing transaction and the relevant management fee paid has been fully disclosed in the Bank's Annual Report since 1995.

The Bank has been advised by the Stock Exchange and admitted that the failure to announce the continuation of the Management Agreement beyond 31st December, 1999 involving the payment of management fee of HK$2,089,000 and HK$1,942,000 for year 2000 and 2001 respectively may be considered a technical breach of Rule 14.25 of the Listing Rules. Such failure to announce was due to an inadvertent omission.

Under the Supplemental Agreement, Swiss Insurance shall receive consideration from WHZ Insurance for the services provided on normal commercial terms based on a fixed fee and an aggregate of a certain percentage of gross written premium received and considered by the Board of the Bank to be fair and reasonable and for the best interest of the Bank and its shareholders. Such management fee is expected to be around HK$4.5 million for the year 2003.

The Supplemental Agreement will end on 31st December, 2004 but the Supplemental Agreement can be terminated by either party on six months' notice.

Swiss Insurance, an indirectly held wholly-owned subsidiary of Zurich Insurance Limited, is a substantial shareholder of WHZ Insurance, holding the 35 per cent. of WHZ Insurance's issued share capital not held by the Bank. The entering into of the Supplemental Agreement is, therefore, a connected transaction for the Bank as defined under the Rules governing the Listing of Securities on the Stock Exchange (the "Listing Rules"). As the estimated management fee payable by WHZ Insurance to Swiss Insurance will be over the higher of HK$1 million or 0.03% of the book value of the Bank's net tangible assets (but is expected to be less than the higher of HK$10 million or 3% of the book value of the Bank's net tangible assets) per financial year, pursuant to Rules 14.25(1) of the Listing Rules, the Bank is making this announcement. Details of the Supplemental Agreement will be included in the Bank's next published annual report and accounts pursuant to Rule 14.25(1) of the Listing Rules.

By order of the Board
Louis C W Ho
Director and Secretary

Hong Kong, 30th January, 2003

EXEMPTION FILE
#12g3-2(b)

The Stock Exchange of Hong Kong Limited (the "Stock Exchange") takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



WING HANG BANK, LIMITED

(incorporated in Hong Kong with limited liability)

ADOPTION OF NEW SHARE OPTION SCHEME

At the Annual General Meeting of the Bank held on 24th April, 2003, the resolution relating to the termination of the existing Share Option Scheme and the adoption of the new Share Option Scheme was passed by the shareholders of the Bank.

Reference is made to the circular of the Bank dated 2nd April, 2003 in relation to the proposals involving the termination of the existing Share Option Scheme and the adoption of the new Share Option Scheme (the "Circular"). Terms used in this announcement shall have the same meaning as defined in the Circular unless provided otherwise.

Pursuant to Rules 17.02(1)(a) of the Listing Rules of the Stock Exchange, the Board of Directors of the Bank is pleased to announce that at the Annual General Meeting of the Bank held on 24th April, 2003, the resolution relating to the termination of the existing Share Option Scheme and the adoption of the new Share Option Scheme was passed by the shareholders of the Bank.

The maximum number of shares that could be granted under the new Share Option Scheme shall be limited to 5% of the issued share capital of the Bank as at the date of passing of the aforesaid resolution, i.e. 24th April, 2003 on which date the issued share capital of the Bank was 293,560,500 shares of HK$1.0 per share.

By Order of the Board
Louis C W Ho
Director and Secretary

Hong Kong, 24th April, 2003

Standard on 25th April, 2003

EXHIBIT FILE
#12g3-2(b)

WING HANG BANK, LIMITED

ANNOUNCEMENT OF 2002 FINAL RESULTS

SUMMARY OF RESULTS

The Directors of Wing Hang Bank, Limited announce that the audited results of the Group for the year ended 31st December, 2002 are as follows:

(Expressed in thousands of Hong Kong dollars unless otherwise stated in the text)

Consolidated profit and loss account

	Notes	2002	2001 (restated)	Change %
Interest income		2,260,276	3,275,342	
Interest expense		(788,058)	(1,758,320)	
Net interest income		1,472,218	1,517,022	-3.0
Other operating income		365,413	363,049	0.7
Operating income		1,837,631	1,880,071	-2.3
Operating expenses	(a)	(595,502)	(588,694)	1.2
Operating profit before provisions		1,242,129	1,291,377	-3.8
Charge for bad and doubtful debts		(468,006)	(423,004)	10.6
Operating profit		774,123	868,373	-10.9
(Losses)/gains on revaluation of investment properties and disposal of tangible fixed assets		(15,169)	6,222	
Profits on disposal of held-to-maturity and non-trading securities		51,317	31,476	
Provisions (made)/written back for held-to-maturity securities		(21,028)	4,367	
Profit on ordinary activities		789,243	910,438	-13.3
Share of net losses in associated companies		(7,847)	(21,229)	
Profit before taxation		781,396	889,209	-12.1
Taxation	(b)	(101,544)	(110,223)	
Profit after taxation		679,852	778,986	-12.7
Losses attributable to minority interests		895	7	
Profit attributable to the shareholders		680,747	778,993	-12.6
Dividends attributable to the year:				
Interim dividend paid during the year		108,580	108,569	
Underprovision of final dividend in respect of previous year		25	20	
Final dividend proposed after the balance sheet date		231,832	249,414	
Special dividend proposed after the balance sheet date		193,683	-	
		534,120	358,003	49.2
		HK$	HK$	
Earnings per share				
Basic and diluted	(c)	2.32	2.65	-12.6
Dividend per share				
Interim		0.37	0.37	
Proposed final		0.79	0.85	
Proposed special		0.66	-	
		1.82	1.22	49.2

Consolidated balance sheet

	31st December, 2002	31st December, 2001 (restated)
ASSETS		
Cash and short-term funds	12,363,052	9,773,340
Placements with banks and other financial institutions maturing between one and twelve months	852,511	2,711,269
Trade bills less provisions	317,297	285,273
Certificates of deposit held	466,378	452,814
Trading securities	259,423	6,542
Advances to customers and other accounts less provisions	34,469,824	35,658,856
Held-to-maturity and non-trading securities	7,072,587	4,838,496
Investment in associated companies	56,924	60,771
Tangible fixed assets	1,348,751	1,272,196
Goodwill	1,454	2,035
Total assets	57,108,193	55,061,592
LIABILITIES		
Deposits and balances of banks and other financial institutions	472,060	412,980
Deposits from customers	45,382,347	45,697,763
Certificates of deposit issued	4,377,832	2,486,419
Other accounts and provisions	628,648	410,539
Total liabilities	50,730,907	49,007,701
CAPITAL RESOURCES		
Share capital	293,459	293,429
Reserves	6,062,842	5,738,582
Shareholders' funds	6,356,301	6,032,011
Minority interests	20,985	21,880
Total liabilities and capital resources	57,108,193	55,061,592

Notes:

(a) *Operating expenses*

Operating expenses included depreciation amounting to HK$50,118,000 (2001: HK$46,875,000).

(b) *Taxation*

Taxation in the consolidated profit and loss account represents:

	2002	2001
Provision for Hong Kong profits tax	71,702	84,745
Overseas taxation	29,842	25,478
	101,544	110,223

The provision for Hong Kong profits tax is calculated at 16% (2001: 16%) of the estimated assessable profits for the year ended 31st December, 2002. Overseas taxation is provided at the appropriate current rates of taxation ruling in the countries in which the relevant units of the Group operate. No provision for deferred taxation has been made as the effect of all timing differences is immaterial.

(c) *Earnings per share and diluted earnings per share*

The calculation of earnings per share is based on profit attributable to the shareholders of HK$680,747,000 (2001(restated): HK$778,993,000) and on the weighted average number of 293,432,007 (2001: 293,427,777) ordinary shares in issue during the year. The calculation of diluted earnings per share is based on profit attributable to the shareholders of HK$680,747,000 (2001(restated): HK$778,993,000) and on the weighted average number of 293,524,778 (2001: 293,513,778) ordinary shares in issue during the year after adjustment for the effects of all dilutive potential ordinary shares.

(d) This financial report is prepared on a basis consistent with the accounting policies adopted in the 2001 annual accounts except that with effect from 1st January, 2002, the Group adopted the new Statement of Standard Accounting Practice 34 "Employee Benefits" issued by the Hong Kong Society of Accountants. In prior year, the Group did not provide for the liabilities in respect of its employees' vested annual leave. SSAP 34 requires that obligations in respect of these entitlements should be accrued as soon as services are rendered. The changes have been applied retrospectively, resulting in prior year adjustments with the opening balance of shareholders' fund as at 1st January, 2001 and 1st January, 2002 decreasing by HK$11,772,000 and HK$13,290,000 respectively. The comparative figure in respect of staff costs for 2001 has been restated by an increase of HK$1,518,000.

The financial report has been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, and fully comply with the module on "Financial Disclosure by Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority ("HKMA").

The financial information in this results announcement does not constitute the Group's statutory accounts for the year ended 31st December, 2002 but is derived from those accounts. The auditors have expressed an unqualified opinion on those accounts in their report dated 13th March, 2003.

SUPPLEMENTARY INFORMATION

(1) Segment reporting

(a) *Business segments*

Retail banking activities include acceptance of deposits, residential mortgages, hire purchase and consumer loans.

Corporate banking activities include advance of commercial and industrial loans, trade financing and institutional banking.

Treasury activities include foreign exchange services, management of investment securities and trading activities.

Other business activities include insurance business, stockbroking activities and services for retirement schemes.

Unallocated items mainly comprise the shareholders' funds, investments in premises and property investment and other activities which cannot be reasonably allocated to specific business segments.

2002

	Retail banking	Corporate banking	Treasury	Other	Unallocated	Inter-segment elimination	Total
Net interest income	959,689	329,321	120,410	1,484	61,314	-	1,472,218
Other operating income	197,138	71,510	36,287	34,809	25,669	-	365,413
Inter-segment income	-	-	-	-	39,137	(39,137)	-
Operating income	1,156,827	400,831	156,697	36,293	126,120	(39,137)	1,837,631
Operating expenses	(433,650)	(73,237)	(17,166)	(26,213)	(45,436)	-	(595,502)
Inter-segment expenses	(34,437)	(1,679)	(392)	(2,629)	-	39,137	-
Operating profit before provisions	688,740	325,915	139,139	7,451	80,684	-	1,242,129
Charge for bad and doubtful debts	(300,100)	(167,906)	-	-	-	-	(468,006)
Operating profit	388,640	158,009	139,139	7,451	80,684	-	774,123
Losses on revaluation of investment properties and disposal of tangible fixed assets	(499)	(22)	-	(67)	(14,581)	-	(15,169)
Profit/(losses) on disposal of held-to-maturity and non-trading securities	(2,494)	-	53,879	(68)	-	-	51,317
Provisions made for held-to-maturity securities	-	-	(21,028)	-	-	-	(21,028)
Profit on ordinary activities	385,647	157,987	171,990	7,316	66,103	-	789,243
Share of net losses in associated companies	-	-	-	(7,847)	-	-	(7,847)
Profit/(loss) before taxation	385,647	157,987	171,990	(531)	66,103	-	781,396
Depreciation	25,777	923	479	1,100	21,834	-	50,118
Segment assets	25,117,874	15,986,573	8,138,657	23,988	8,484,177	-	57,051,269
Investments in associated companies	-	-	-	56,924	-	-	56,924
Total assets	25,117,874	15,986,573	8,138,657	80,912	8,484,177	-	57,108,193
Total liabilities	45,707,476	274,390	147,800	8,100	4,593,231	-	50,730,907
Capital expenditure	40,237	718	1,499	534	62,284	-	105,348

2001 (restated)

	Retail banking	Corporate banking	Treasury	Other	Unallocated	Inter-segment elimination	Total
Net interest income	956,116	310,894	69,579	2,393	178,040	-	1,517,022
Other operating income	187,950	73,862	42,071	41,480	17,686	-	363,049
Inter-segment income	-	-	-	-	36,007	(36,007)	-
Operating income	1,144,066	384,756	111,650	43,873	231,733	(36,007)	1,880,071
Operating expenses	(447,199)	(72,144)	(17,356)	(30,725)	(21,270)	-	(588,694)
Inter-segment expenses	(31,619)	(1,611)	(333)	(2,444)	-	36,007	-
Operating profit before provisions	665,248	311,001	93,961	10,704	210,463	-	1,291,377
Charge for bad and doubtful debts	(246,408)	(176,596)	-	-	-	-	(423,004)
Operating profit	418,840	134,405	93,961	10,704	210,463	-	868,373
Gains/(losses) on revaluation of investment properties and disposal of tangible fixed assets	(502)	107	(1)	-	6,618	-	6,222
Profits on disposal of held-to-maturity and non-trading securities	-	-	5,218	26,033	225	-	31,476
Provisions written back for held-to-maturity securities	-	-	4,367	-	-	-	4,367
Profit on ordinary activities	418,338	134,512	103,545	36,737	217,306	-	910,438
Share of net losses in associated companies	-	-	-	(21,229)	-	-	(21,229)
Profit before taxation	418,338	134,512	103,545	15,508	217,306	-	889,209
Depreciation	24,936	854	443	982	19,660	-	46,875
Segment assets	25,502,631	15,260,286	4,305,833	29,696	9,902,375	-	55,000,821
Investments in associated companies	-	-	-	60,771	-	-	60,771
Total assets	25,502,631	15,260,286	4,305,833	90,467	9,902,375	-	55,061,592
Total liabilities	45,560,410	261,400	171,500	9,000	3,005,391	-	49,007,701
Capital expenditure	34,900	695	162	3,295	231,224	-	270,276

(b) *Geographical segments*

The information concerning geographical segments has been classified by the location of the principal operations of the subsidiaries, or in the case of the Bank itself, of the location of the branch responsible for reporting the results or booking the assets.

2002

	Hong Kong	Macau	Other	Less: inter-segment elimination	Total
As at 31st December, 2002					
Total operating income	1,677,875	237,101	70,475	(147,820)	1,837,631
Profit before taxation	695,942	142,810	30,023	(87,379)	781,396
Total assets	56,355,727	8,484,892	6,951,234	(14,683,660)	57,108,193
Total liabilities	50,494,582	7,853,455	6,693,000	(14,310,130)	50,730,907
Contingent liabilities and commitments	8,425,820	690,084	107,102	(726,570)	8,496,436
Capital expenditure	85,282	19,282	684	-	105,348

2001 (restated)

	Hong Kong	Macau	Other	Less: inter-segment elimination	Total
As at 31st December, 2001					
Total operating income	1,761,843	231,209	56,950	(169,931)	1,880,071
Profit before taxation	834,444	139,824	41,199	(125,258)	889,209
Total assets	53,919,207	7,263,785	6,721,467	(12,514,567)	55,061,592
Total liabilities	48,297,308	7,416,258	6,475,676	(13,181,551)	49,007,701
Contingent liabilities and commitments	4,773,353	495,704	86,343	(54,140)	5,305,260
Capital expenditure	257,660	12,037	579	-	270,276

(2) Advances and other accounts

	31st December, 2002	31st December, 2001
Advances to customers	34,417,300	35,515,244
Advances to banks and other financial institutions	174,828	206,253
Specific provisions for bad and doubtful debts	(177,831)	(270,505)
General provisions for bad and doubtful debts	(348,572)	(358,406)
Accrued interest and other accounts	503,300	565,993
	34,469,824	35,658,856

(3) Non-performing loans

The advances net of suspended interest, on which interest is being placed in suspense or on which interest accrual has ceased, the amount of suspended interest and specific provisions made after taking into account the value of collateral in respect of such advances are as follows:

	31st December, 2002	31st December, 2001
Gross non-performing advances to customers	922,785	1,349,795
Gross non-performing advances as a percentage of total advances to customers	2.68%	3.80%
Amount of collateral held	608,359	753,345
Specific provisions	175,957	267,153
Suspended interest	476,254	470,839

There were no advances to banks and other financial institutions on which interest is being placed in suspense or on which interest accrual has ceased on 31st December, 2002 and 31st December, 2001.

(4) Advances to customers - by industry sectors

The information concerning advances to customers by industry sectors has been classified according to the usage of the loan and is stated gross of any provisions.

	31st December, 2002	31st December, 2001	Change %
Loans for use in Hong Kong			
Industrial, commercial and financial			
- Property development	441,092	334,797	31.7
- Property investment	6,064,948	5,645,037	7.4
- Financial concerns	606,082	562,746	7.7
- Stockbrokers	245,272	259,047	-5.3
- Wholesale and retail trade	746,442	868,411	-14.0
- Manufacturing	814,887	968,420	-15.9
- Transport and transport equipment	1,967,964	1,619,465	21.5
- Share financing	206,776	255,709	-19.1
- Others	2,656,110	2,893,668	-8.2
Individuals			
- Loans for the purchase of flats in the Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	658,413	722,890	-8.9
- Loans for the purchase of other residential properties	9,544,144	10,799,639	-11.6
- Credit card advances	310,711	463,121	-32.9
- Others	2,767,306	2,833,500	-2.3
Trade finance	1,678,226	1,575,554	6.5
Loans for use outside Hong Kong			
- Macau	3,533,947	3,340,491	5.8
- Others	2,182,878	2,372,342	-8.0
	34,417,300	35,515,244	-3.1

(5) Advances to customers, non-performing loans and overdue advances - by geographical area

The geographical information has been classified by the location of the counterparties after taking into account any risk transfer. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

31st December, 2002

	Total advances to customers	Non-performing loans	Overdue advances for over three months
Hong Kong	29,295,688	782,028	487,981
Macau	3,654,356	135,726	227,861
People's Republic of China	481,998	3,659	2,020
Others	985,258	1,372	1,372
	34,417,300	922,785	719,234

31st December, 2001

	Total advances to customers	Non-performing loans	Overdue advances for over three months
Hong Kong	29,432,277	1,173,746	740,417
Macau	3,459,865	159,879	145,641
People's Republic of China	1,875,900	16,170	33,512
Others	747,202	-	25
	35,515,244	1,349,795	919,595

(6) Overdue and rescheduled advances

	31st December, 2002 Amount	% of total advances	31st December, 2001 Amount	% of total advances
Gross advances to customers which have been overdue for				
6 months or less but over 3 months	192,245	0.56	291,684	0.82
1 year or less but over 6 months	293,415	0.85	250,786	0.71
Over 1 year	233,574	0.68	377,125	1.06
	719,234	2.09	919,595	2.59
Amount of collateral held	794,418		731,631	
Secured balance	542,165		646,525	
Unsecured balance	177,069		273,070	
Specific provisions	167,168		182,777	
Rescheduled advances	316,455	0.92	478,625	1.35

There were no overdue advances for over 3 months and rescheduled advances to banks and other financial institutions on 31st December, 2002 and 31st December, 2001.

(7) Other overdue assets

	31st December, 2002 Debt securities	Trade bills	31st December, 2001 Debt securities	Trade bills
Other assets which have been overdue for				
6 months or less but over 3 months	-	2,328	-	2,011
1 year or less but over 6 months	-	668	-	1,667
Over 1 year	-	1,569	-	2,599
	-	4,565	-	6,277

(8) The reconciliation between overdue and rescheduled loans and non-performing loans

	31st December, 2002	31st December, 2001
Gross advances to customers and rescheduled loans which have been overdue for over three months:		
Gross advances to customers which have been overdue for over three months	719,234	919,595
Rescheduled advances	316,455	478,625
	1,035,689	1,398,220
Less: Loans overdue over 3 months and on which interest is still being accrued	(231,630)	(173,970)
Add: Loans overdue for 3 months or less and on which interest is being placed in suspense or on which interest accrual has ceased	118,726	125,545
Total non-performing loans	922,785	1,349,795

(9) Repossessed assets

	31st December, 2002	31st December, 2001
Repossessed assets included in advances to customers	295,164	214,301

(10) Cross-border claims

The information concerning cross-border claims has been classified by the location of the counterparties after taking into account any risk transfer. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

31st December, 2002

	Banks and other financial institutions	Public sector entities	Others	Total
Macau	335,636	-	3,671,409	4,007,045
People's Republic of China	515,187	19,899	539,389	1,074,475
Other Asia Pacific	3,075,500	-	739,043	3,814,543
United States	1,153,954	511,276	406,369	2,071,599
Other North and South American countries	1,513,776	-	72,752	1,586,528
Middle East and Africa	3,028	-	921	3,949
Germany	3,113,626	-	-	3,113,626
United Kingdom	2,477,894	-	117,643	2,595,537
Other European countries	4,327,862	-	510,331	4,838,193
	16,516,463	531,175	6,057,857	23,105,495

31st December, 2001

	Banks and other financial institutions	Public sector entities	Others	Total
Macau	223,871	-	3,368,775	3,592,646
People's Republic of China	481,882	28,145	1,756,210	2,266,237
Other Asia Pacific	2,506,606	-	707,527	3,214,133
United States	1,476,500	726,255	124,289	2,327,044
Other North and South American countries	1,004,937	-	30,677	1,035,614
Middle East and Africa	559	-	35	594
Europe	8,132,349	-	211,553	8,343,902
	13,826,704	754,400	6,199,066	20,780,170

(11) Currency risks

The net positions or net structural positions in foreign currencies are disclosed when each currency constitutes 10% or more of the respective total net position or total net structural position in all foreign currencies.

In millions of HK$ equivalent	31st December, 2002 US$	Total	31st December, 2001 US$	Total
Spot assets	13,158	21,212	13,525	19,294
Spot liabilities	(11,855)	(19,903)	(12,179)	(18,129)
Forward purchases	4,487	5,029	3,417	3,882
Forward sales	(5,619)	(6,094)	(4,642)	(4,919)
Net long positions	171	244	121	128

In millions of HK$ equivalent	31st December, 2002 Macau Patacas	US$	Total	31st December, 2001 Macau Patacas	US$	Total
Net structural positions	424	136	560	320	136	456

(12) Reserves

	31st December, 2002	31st December, 2001 (restated)
Share premium	330,677	329,999
Capital reserve	215,909	215,909
General reserve	2,100,201	2,100,178
Bank premises revaluation reserve	321,000	321,000
Investment revaluation reserve	(35)	(866)
Capital redemption reserve	769	769
Unappropriated profits	3,094,321	2,771,593
Total reserves	6,062,842	5,738,582

(13) Off-balance sheet exposures

(a) *Contingent liabilities and commitments*

The following is a summary of the contractual amounts of each significant class of contingent liabilities and commitments:

	31st December, 2002	31st December, 2001
Direct credit substitutes	547,709	393,317
Transaction-related contingencies	42,788	17,366
Trade-related contingencies	983,948	1,156,627
Other commitments	6,893,225	3,710,562
Others	28,779	21,788
	8,496,436	5,305,260

(b) *Derivatives*

Derivatives refer to financial contracts whose value depends on the value of one or more underlying assets or indices.

The following table is a summary of the notional amounts of each significant type of derivatives.

	31st December, 2002	31st December, 2001
Exchange rate contracts	10,675,227	9,261,738
Interest rate contracts	11,528,583	2,988,032
	22,203,810	12,249,770

The replacement costs and credit risk weighted amounts of the above off-balance sheet exposures are as follows. These amounts do not take into account of the effects of bilateral netting arrangements.

	31st December, 2002 Replacement cost	Credit risk weighted amount	31st December, 2001 Replacement cost	Credit risk weighted amount
Contingent liabilities and commitments	N/A	1,069,415	N/A	609,073
Exchange rate contracts	32,780	45,634	27,674	39,189
Interest rate contracts	113,276	26,229	24,047	7,497
	146,056	1,141,278	51,721	655,584

(14) Capital adequacy and liquidity ratios

(a) *Capital adequacy ratio*

	31st December, 2002	31st December, 2001 (restated)
Core Capital		
Paid up ordinary share capital	293,459	293,429
Share Premium	330,677	329,999
Reserves	4,776,965	4,334,105
Others	161,164	442,886
	5,562,265	5,400,419
Eligible supplementary capital		
Reserves on revaluation of land and interests in land	224,700	224,700
Unrealised loss on revaluation of non-trading securities	(1,828)	(1,574)
General provisions for doubtful debts	351,065	361,124
	573,937	584,250
Total capital base before deductions	6,136,202	5,984,669
Deductions from total capital base	(199,135)	(198,379)
Total capital base after deductions	5,937,067	5,786,290
Unadjusted and adjusted capital adequacy ratio	16.5%	16.5%

The unadjusted capital adequacy ratio is computed on a consolidated basis covering the Bank and certain of its financial subsidiaries as specified by the Hong Kong Monetary Authority ("HKMA") for its regulatory supervision purposes, and is in accordance with the Third Schedule to the Hong Kong Banking Ordinance.

The adjusted capital adequacy ratio incorporating market risk is computed on the same consolidated basis, and is in accordance with module on "Maintenance of Adequate Capital Against Market Risks" under Supervisory Policy Manual issued by the HKMA.

(b) *Average liquidity ratio for the year*

	2002	2001
Average liquidity ratio for the year	42.4%	45.3%

The average liquidity ratio for the year includes the liquidity positions of all overseas branches, Hong Kong offices and financial subsidiaries in its calculation, which is the basis of computation agreed with the Hong Kong Monetary Authority, and has been computed in accordance with the Fourth Schedule to the Hong Kong Banking Ordinance.

REVIEW AND PROSPECTS

Hong Kong's economy remained subdued in 2002 under a deflationary environment as the ongoing restructuring kept a lid on consumption and capital investments. Political uncertainty in the Middle East cast a shadow over the global economy, further hindering a domestic recovery.

In 2002, unemployment reached a record high of 7.8 percent, keeping consumer spending and retail sales low. Continuous deflation exerted pressure on wages, resulting in a decline in consumer confidence. Poor sentiment was exacerbated by further declines in property prices as supply still exceeded demand. The impact of the recent measures by the Government to stabilize property prices has yet to be assessed.

Despite generally poor economic conditions, China's expansion continues to bode well for Hong Kong. The territory recorded strong export growth, particularly in the third quarter. The acceleration in the re-export trade and services exports impacted positively on the territory's GDP. The tourism industry has benefited from the record number of visitors from China, compensating for the slower growth of visitors from overseas. In this challenging environment, Hong Kong's real GDP grew 2.3 percent for the year 2002.

For the year ended 31st December 2002, Wing Hang Bank recorded a profit of HK$680.7 million, compared to HK$779.0 million in 2001. Earnings per share eased 12.6 percent to HK$2.32. The Board has recommended a final dividend of HK$0.79 per share and a special dividend of HK$0.66 per share. Together with the interim dividend of HK$0.37 paid in mid 2002, total dividends for the year amounted to HK$1.82 per share, an increase of 49.2 percent over 2001.

The subdued economy in Hong Kong continued to dampen demand for loans. As a result, total advances to customers eased 3.1 percent to HK$34.42 billion. Residential mortgages showed a decline of 11.6% due to intense competition and the slow property market. Continued growth has, however, been recorded in the consumer finance sector, which brought in higher yielding assets for the Bank. Respectable growth has also been recorded in vehicle and equipment finance as well as loans for use in Macau and China.

Total deposits increased 3.1 percent to HK$50.10 billion, resulting from the issuance of HK$1.3 billion retail Certificates of Deposit during the year. Successful promotions of current and savings deposits also brought about growth of 16.1 percent and 13.3 percent respectively for these lower cost accounts.

Net interest income declined 3.0 percent to HK$1,472.2 million due to weak loan demand especially in residential mortgages, resulting in a drop of 2.3 percent in the Group's total revenue.

Net interest margins dropped slightly to 2.62 percent from 2.77 percent last year. Reduced margins in residential mortgages and lower yields in interest-free funds have been offset by increases in consumer finance and treasury activities.

Return on average assets and average shareholders' funds stood at 1.21 percent and 11.0 percent respectively, while the Group's capital adequacy ratio and average liquidity ratio were at 16.5 percent and 42.4 percent respectively.

In view of the weak demand for loans, the Bank has focused its efforts on broadening fee and commission income, which now accounts for 20.0 percent of the Group's operating income. Continued growth in wealth management services and increases in foreign exchange trading income and insurance commissions have been offset by decreases in share brokerage and credit card commissions.

As a result of the expansion of our treasury function to enhance yields for our surplus funds, the Treasury operation recorded a 66.0 percent increase in profit before taxation. The encouraging results have been achieved by investing excess liquidity in high grade investment bonds and debt securities.

Meanwhile, we have curtailed the growth of our credit card business in view of the volatile consumer profiles. For the year ended 31st December 2002, charge-offs for credit cards stood at 14.3 percent, which was in line with the market average. Due to the tightening of our credit approval criteria and a reduction in the number of cardholders, receivables declined 32.9 percent to HK$310.7 million.

The Bank has continued to pursue cost-containment efforts. As a result, expenses increased marginally by 1.2 percent to HK$595.5 million and the cost to income ratio for the year stood at 32.4 percent.

Charges for bad and doubtful debts increased by 10.6 percent to HK$468.0 million, primarily from consumer lending, in particular, defaults in credit card payments as well as provisions required in light of the declining value of property collateral. However, the level of non-performing loans decreased to 2.68 percent compared to last year at 3.80 percent.

Hong Kong's banking industry has continued to evolve in light of changes in the market. Interest income, which was a major contributor to revenue, has continued to shrink as a result of intense competition, narrowing margins and declining loan demand. Banks have focused on fee and commission income to compensate for slower growth in loan volume. The industry has also been taking a more proactive approach to broadening the scope of the business, notably in wealth management and fee income products.

In order to implement a more proactive marketing philosophy, Wing Hang has increased the number of front line staff and streamlined back office functions. At the same time, we have continued to provide training programs to our customer service staff to broaden their knowledge of increasingly sophisticated financial products and to help them keep pace with the changing banking environment. We aim to further emphasize the quality of our service and maintain close working relationships with our customers in order to cross-sell the Bank's wide range of products and services.

While developing new businesses, we have increased our risk management efforts in view of the weakening economy and rising bankruptcies, continuing to reassess the credit quality of our customers and monitoring their repayment abilities. We will continue to take a prudent approach in granting credit while also diversifying our exposures to various industries and institutions, both in Hong Kong and across the border.

Looking ahead, 2003 is expected to be another challenging year for Hong Kong. Deflation will persist as domestic demand remains weak due to the high unemployment rate. Political uncertainty is likely to dampen the global economic recovery. There are, however, signs that we are on our way to a cyclical recovery led by trade. In particular, the strong performance of the Pearl Delta Region will improve re-export trade. Against this background, Hong Kong's real GDP is expected to edge up 3 percent this year.

At Wing Hang, we will continue to expand our treasury activities and wealth management services to broaden our fee income base. As the mainland is expected to continue to drive growth in the region, businesses will continue to migrate across the border. Leveraging on our experience and expertise, we will assist our customers to take advantage of investment opportunities in the mainland. Having been granted the approval to lend in Renminbi, we will further expand into China and continue our strategy of integrating into this high growth area.

PROPOSED DIVIDENDS

The Directors propose to recommend at the forthcoming Annual General Meeting to be held on Thursday, 24th April, 2003 the payment of a final dividend of HK$0.79 per share and a special dividend of HK$0.66 per share. These final and special dividends, if approved, will be paid on Monday, 12th May, 2003 to shareholders whose names are on the Register of Members on 24th April, 2003.

CLOSING OF REGISTER OF MEMBERS

The Register of Members of the Bank will be closed from Tuesday, 22nd April, 2003 to Thursday, 24th April, 2003 both days inclusive, during which period no transfer of shares can be registered. In order to qualify for the above dividends, all transfers accompanied by the relevant share certificates must be lodged with the Bank's Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:00 p.m. on Thursday, 17th April, 2003.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Bank has complied throughout the year with the Code of Best Practice as set out in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited, except that a specified term was not fixed for the appointment of Non-executive Directors.

PURCHASE, SALE OR REDEMPTION OF SHARES

There were no purchases, sales or redemptions by the Bank, or any of its subsidiaries, of the Bank's shares during the year ended 31st December, 2002.

By Order of the Board
Patrick Y B Fung
Chairman and Chief Executive

Hong Kong, 13th March, 2003

Remarks: A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of Listing Rules will be subsequently published on the Stock Exchange's website in due course.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Bank will be held at the Bank Reception Hall, 18th Floor, Wing Hang Bank Building, 161 Queen's Road Central, Hong Kong on Thursday, 24th April, 2003 at 3:30 p.m. for the following purposes:

1. To receive and consider the Statement of Accounts and Reports of the Directors and Auditors for the year ended 31st December, 2002;
2. To declare a final and a special dividend;
3. To elect Directors and authorise the Board of Directors to fix directors' fees; and
4. To re-appoint Auditors and authorise the Directors to fix their remuneration.

As special business, to consider and if thought fit, pass the following resolutions as Ordinary Resolutions:

5. To approve the new Share Option Scheme and to terminate the existing Share Option Scheme;
6. To grant a general mandate to the Directors to grant options under the new Share Option Scheme not exceeding 5% of the issued share capital;
7. To grant a general mandate to the Directors to issue additional shares not exceeding 20% of the issued share capital;
8. To grant a general mandate to the Directors to repurchase shares not exceeding 10% of the issued share capital; and
9. To extend the general mandate under item 7 hereof by increasing the number of shares permitted to be issued equivalent to the number of shares repurchased under item 8 hereof.

The Register of Members will be closed from Tuesday, 22nd April, 2003 to Thursday, 24th April, 2003, both days inclusive, during which period no share transfers will be registered.

By Order of the Board
Louis C W Ho
Director and Secretary

Hong Kong, 13th March, 2003

Notes:

1. In order to qualify for the proposed dividends, all transfers accompanied by the relevant share certificates must be lodged with the Registrars of the Bank, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on Thursday, 17th April, 2003.
2. A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a shareholder. All proxies must be deposited at the Registrars of the Bank not less than 48 hours before the time fixed for holding the Meeting.
3. The proposed resolution of items 5 to 9 will be included in the Notice of Annual General Meeting in the Bank's Annual Report to be despatched to shareholders on or before 2nd April, 2003.